2012

ANNUAL REPORT

INFINITE RETAIL POWER™


13001269



SPS COMMERCE

TO OUR STOCKHOLDERS:

2012 marked another successful year for SPS Commerce, highlighted by continued strength in revenue as well as growth across all of our key business metrics. This is an exciting time for SPS Commerce and our customers. The retail industry is rapidly changing, expanding our opportunity and strengthening our position as a market leader. At the heart of SPS Commerce is our unique viral platform which continues to be a strong competitive advantage.

The momentum we're seeing year after year in the retail industry has made our solution even more compelling and our 2012 financial results reflect this. For the full year, revenue grew 33% to $77.1 million. Net income was $1.2 million and EPS was $0.09. Recurring revenue growth accelerated to 38% over 2011. We ended the year with approximately 18,000 recurring revenue customers and increased wallet share, or average revenue per recurring revenue customer, by 15% over last year.

Looking at some of our accomplishments:

- **We drove revenue growth and added scale to our network by adding new customers**
- **We grew the wallet share of our existing customers by adding new connections and upselling with new** features and functionality
- **We broadened the reach of our network by continuing to grow our channel sales which is becoming** a larger portion of our business
- **We bolstered our market leadership with the acquisition of Edifice, its advanced analytics solution and its solid roster of Fortune 1000 companies**
- **We reinvested in the business, driving innovation and distribution while delivering profitable growth**
- And we strengthened our balance sheet with a successful follow-on offering, enabling us to continue to make strategic acquisitions

Providing a tailwind to our growth are four mega trends that are re-shaping the supply chain industry as it adapts to new **technologies and greater consumer demands. We sit at the forefront of this evolution with an innovative solution and superior** business model.

First, there is the need for increasing collaboration among members of the supply chain. We commissioned a benchmark survey of more than 500 SPS Commerce customers and nearly all expressed this as a top priority for the coming year. SPS Commerce sits squarely in the middle of this agenda with a big data advantage and multi-tenant solution that enables trading partners to easily connect and collaborate with each other.

Second, E-Commerce is growing rapidly and accounts for $1 trillion in sales annually. To stay competitive it's becoming necessary for retailers and suppliers to evolve their strategies outside of brick and mortar stores. These strategies can be **costly with complex dynamics that directly affect suppliers. SPS delivers the supply chain visibility and efficiencies needed** to meet consumer demand and enables retailers and vendors to succeed online.

Third, increasing consumer expectations and the power they have over the entire retail ecosystem has forced companies to change their operations. Customer experience is now a differentiator among retailers, which places suppliers as a key strategic partner in this evolution. A new level of supply chain collaboration is required, and SPS is a key provider and facilitator of these relationships.

Finally, the distribution needs of retailers are changing. Drop shipping capabilities, third party logistics providers (3PLs), and factories around the world are now integral parts of the increasingly complex supply chain cycle. Our solution allows all parties to have a single point connection to all trading partners.

These trends strengthen the need in the market for a robust platform focused solely on the retail industry. Our cloud platform enables us to innovate quickly around an ever changing environment and scale to the needs of global trading partners of all sizes.

As we enter 2013, we are very excited about our business and our future prospects. We see a multi-billion dollar opportunity in front of us. We will continue to execute our growth strategy that has made us so successful in the past by focusing on growing our customer count and increasing our wallet share. We will do this by investing in sales and marketing, expanding our product footprint, and looking for strategic acquisitions that will bolster our market leadership.

In closing, I want to thank each and every SPS Commerce employee for their hard work this past year. 2012 was an exciting year for our company and it was their continued execution and focus that drove our success. I look forward to this coming year and the long term opportunity to connect tens of thousands of suppliers around the world.

Archie Black
President and CEO

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended: December 31, 2012

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from to

Commission file number 001-34702

SPS COMMERCE, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**41-2015127**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

333 South Seventh Street, Suite 1000, Minneapolis, MN 55402
(Address of Principal Executive Offices, Including Zip Code)

(612) 435-9400
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
Common stock, par value $0.001 per share	The Nasdaq Stock Market LLC (Nasdaq Global Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of shares of the registrant's common stock held by non-affiliates of the registrant (based upon the closing sale price of $30.38 per share on the Nasdaq Global Market on such date) was approximately $373.6 million.

The number of shares of the registrant's common stock, par value $0.001 per share, outstanding as of February 22, 2013 was 14,918,384 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 15, 2013 (the "2013 Proxy Statement"), which is expected to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, are incorporated by reference in Part III of this Annual Report on Form 10-K.

SPS COMMERCE, INC.

ANNUAL REPORT ON FORM 10-K

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K contains forward-looking statements regarding us, our business prospects and our results of operations that are subject to certain risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those that may be anticipated by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those described under the heading *"Risk Factors"* included in this Annual Report on Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. In some cases, you can identify forward-looking statements by the following words: "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "should," "will," "would," or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. We expressly disclaim any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the Securities and Exchange Commission that advise interested parties of the risks and factors that may affect our business.

PART I

Item 1. *Business*

Overview

We are a leading provider of on-demand supply chain management solutions and the Retail Universe community, providing integration, collaboration, connectivity, visibility and data analytics to thousands of customers worldwide. We provide our solutions through the SPS Commerce platform, a cloud-based software suite that improves the way suppliers, retailers, distributors and other customers manage and fulfill orders. Implementing and maintaining supply chain management software is resource intensive and not a core competency for most businesses. The SPS Commerce platform utilizes pre-built trading partner integrations to eliminate the need for on-premise software and support staff, which enables our supplier customers to shorten supply cycle times, optimize inventory levels, reduce costs and satisfy retailer requirements. As of December 31, 2012, we had approximately 18,000 customers with contracts to pay us monthly fees, which we refer to as recurring revenue customers. We have also generated revenues by providing our cloud-based supply chain management solutions to an additional 32,000 organizations that, together with our recurring revenue customers, we refer to as our customers. Once connected to our platform, our customers often require integrations to new organizations that represent an expansion of our platform and new sources of revenues for us.

We deliver our solutions to our customers over the Internet using a Software-as-a-Service model. This model enables our customers to easily interact with their trading partners around the world without the local implementation and servicing of software that traditional on-premise solutions require. Our delivery model also enables us to offer greater functionality, integration and reliability with less cost and risk than traditional solutions.

In August 2012, we purchased substantially all of the assets of Edifice Information Management Systems, Inc., a privately-held information services company specializing in the collection, analysis and distribution of point-of-sale data used by retailers and suppliers to improve their supply chain efficiencies. This acquisition increased our point-of-sale analytic offerings, expanded our base of recurring revenue customers and added suppliers to our network.

For 2012, 2011 and 2010, we generated revenues of $77.1 million, $58.0 million and $44.6 million. Our fiscal quarter ended December 31, 2012 represented our 48th consecutive quarter of increased revenues. Recurring revenues from recurring revenue customers accounted for 88%, 85% and 83% of our total revenues for 2012, 2011 and 2010. No customer represented over 2% of our revenues for 2012, 2011 or 2010.

Our Industry

Supply Chain Management Industry Background

The supply chain management industry serves thousands of retailers around the world supplied with goods from tens of thousands of suppliers. Additional participants in this market include distributors, third-party logistics providers, manufacturers, fulfillment and warehousing providers and sourcing companies. Supply chain management involves communicating data related to the exchange of goods among these trading partners. At every stage of the supply chain there are inefficient, labor-intensive processes between trading partners with significant documentation requirements, such as the counting, sorting and verifying of goods before shipment, while in transit and upon delivery. Supply chain management solutions must address trading partners' needs for integration, collaboration, connectivity, visibility and data analytics to improve the speed, accuracy and efficiency with which goods are ordered and supplied.

The pervasiveness of the Internet, along with the dramatic declines in the pricing of computing technology and network bandwidth, have enabled companies to adopt on-demand applications at an increasing rate. As familiarity and acceptance of on-demand solutions continues to accelerate, we believe companies, both large and small, will continue to turn to on-demand delivery methods similar to ours for their supply chain integration needs, as opposed to traditional on-premise software deployment. Our target market, supply chain integration solutions delivered on a Software-as-a-Service platform, is one of many which comprise the global Software-as-a-Service market.

The Rule Books — Integration Between Retailers and Suppliers

Retailers impose specific work-flow rules and standards on their trading partners for electronically communicating supply chain information. These "rule books" include specific business processes for suppliers to exchange data and documentation requirements such as invoices, purchase orders and advance shipping notices. Rule books can be hundreds of pages, and retailers frequently have multiple rule books for international requirements or specific fulfillment models. Suppliers working with multiple retailers need to accommodate different rule books for each retailer. These rule books are not standardized between retailers, but vary based on a retailer's size, industry and technological capabilities. The responsibility for creating information "maps," which are integration connections between the retailer and the supplier that comply with the retailer's rule books, resides primarily with the supplier. The cost of noncompliance can be refusal of delivered goods, fines and ultimately a termination of the supplier's relationship with the retailer. The complexity of retailers' requirements and consequences of noncompliance create growing demand for specialized supply chain management solutions.

Traditional Supply Chain Management Solutions

Traditional supply chain management solutions range from non-automated paper or fax solutions to electronic solutions implemented using on-premise licensed software. On-premise licensed software provides connectivity between only one organization and its trading partners and typically requires significant time and technical expertise to configure, deploy and maintain. These software providers primarily link retailers and suppliers through the Electronic Data Interchange protocol that enables the structured electronic transmission of data between organizations. Because of set-up and maintenance costs, technical complexity and a growing volume of requirements from retailers, the traditional software model is not well suited for many suppliers, especially those small and medium in size.

Need for Effective Analysis of Data for Intelligent Decision Making

Integrating retailers and suppliers is a first step in addressing the complexities in the supply chain ecosystem. As the number and geographic dispersion of trading partners has grown, so too has the volume of data produced by the supply chain. As a result, trading partners want a solution to effectively consolidate, distill and channel information to managers and decision-makers who can use the information to drive efficiency, revenue growth and profitability. The abundance of data produced by these processes, including data for fulfillment, sales and inventory levels, is often inaccessible to trading partners for analysis. The data and related analytics are essential for optimizing the inventory and fulfillment process and will continue to drive demand for supply chain management solutions.

Software-as-a-Service Solutions Provide Flexibility and Effective Management Across the Supply Chain

A Software-as-a-Service model is well suited for providing supply chain management solutions. On-demand solutions are able to continue utilizing standard connectivity protocols, such as Electronic Data Interchange, but also are able to support other protocols, such as XML, as retailers require. These on-demand solutions connect suppliers and retailers more efficiently than traditional on-premise software solutions by leveraging the integrations created for a single supplier across all participating suppliers.

Software-as-a-Service solutions also allow an organization to connect across the supply chain ecosystem, addressing increased retailer demands, globalization and increased complexity affecting the supply chain. In addition, Software-as-a-Service solutions can integrate supply chain management applications with organizations' existing enterprise resource planning systems.

Our Platform

We operate one of the largest trading partner integration centers through a cloud-based software suite that improves the way suppliers, retailers, distributors and other trading partners manage and fulfill orders. More than 50,000 customers across more than 40 countries have used our platform to enhance their trading relationships. Our platform fundamentally changes how organizations use electronic communication to manage their supply chains by replacing the collection of traditional, custom-built, point-to-point integrations with a "hub-and-spoke" model whereby a single integration to our platform allows an organization to connect seamlessly to the entire SPS Commerce network of trading partners.

Our platform combines integrations that comply with numerous rule books for retailers, grocers and distributors with whom we and our customers have done business. Our platform does this through a multi-tenant architecture and provides ancillary support services that deliver a comprehensive set of supply chain management solutions to customers. By maintaining current integrations with retailers, our platform obviates the need for suppliers to continually stay up-to-date with the rule book changes required by retailers. Moreover, by leveraging an on-demand delivery model, we eliminate or greatly reduce the burden on suppliers to support and maintain an on-premise software application, thereby reducing ongoing operating costs. As the communication hub for trading partners, we also are able to provide increased visibility and data analytics capabilities for retailers and suppliers across their supply chains, each of which is difficult to gain from traditional, point-to-point integration solutions.

Our platform delivers suppliers and retailers the following solutions:

- *Trading Partner Integration.* Our Trading Partner Integration solution replaces or augments an organization's existing trading partner electronic communication infrastructure, enabling suppliers to comply with retailers' rule books and allowing for the electronic exchange of information among numerous trading partners through various protocols.
- *Trading Partner Enablement.* Our Trading Partner Enablement solution helps organizations, typically large retailers, implement new integrations with trading partners to drive automation and electronic communication across their supply chains.
- *Trading Partner Intelligence.* Our Trading Partner Intelligence solution consists of data analytics applications and allows our customers to improve their visibility across, and analysis of, their supply chains. Retailers improve their visibility into supplier performance and their understanding of product sell-through.
- *Other Trading Partner Solutions.* We provide a number of peripheral solutions such as barcode labeling and our scan and pack application, which helps trading partners process information to streamline the picking and packaging process.

Our Customer and Sales Sources

As one of the largest on-demand supply chain management solutions providers, the trading partner relationships that we enable among our retailer, supplier and fulfillment customers naturally lead to new customer acquisition opportunities.

"Network Effect"

Once connected to our network, trading partners can exchange electronic supply chain information with each other. Through our platform, we helped over 50,000 customers to communicate electronically with their trading partners. The value of our platform increases with the number of trading partners connected to the platform. The addition of each new customer to our platform allows that new customer to communicate with our existing customers and allows our existing customers to route orders to the new customer. This "network effect" of adding an additional customer to our platform creates a significant opportunity for existing customers to realize incremental sales by working with our new trading partners and vice versa. As a result of this increased volume of activity amongst our network participants, we earn additional revenues from these participants.

Customer Acquisition Sources

Trading Partner Enablement. When a retailer decides to change the workflow or protocol by which it interacts with its suppliers, the retailer may engage us to work with its supplier base to communicate and test the change in procedure. Performing these programs on behalf of retailers often generates supplier sales leads for us.

Referrals from Trading Partners. We also receive sales leads from our customers seeking to communicate electronically with their trading partners. For example, a supplier may refer to us its third-party logistics provider or manufacturer which is not in our network.

Channel Partners. In addition to the customer acquisition sources identified above, we market and sell our solutions through a variety of channel partners including software providers, resellers, system integrators and logistics partners. For example, software partners such as NetSuite and their business partner communities generate sales for us as part of broader enterprise resource planning, warehouse management system and/or transportation management system sales efforts. Our logistics partners also drive new sales both by providing leads and by embedding our solutions as part of their service offerings. For example, we have a contractual relationship with a leading global logistics provider where we private label our solutions, which are in turn sold as that company's branded solution.

Our Sales Force

We also sell our solutions through a direct sales force which is organized as follows:

- *Retailer Sales.* We employ a team of sales professionals who focus on selling our Trading Partner Enablement solution to retailers, grocers and distributors.
- *Supplier Sales.* We employ a team of supplier sales representatives based in North America. We also maintain sales offices in China, Hong Kong and Australia.
- *Business Development Efforts.* Our business development organization is tasked with finding new sources of revenue and development of new business opportunities through channel partners, new solutions, geographic expansion and other areas that present opportunity for growth.

Our Growth Strategy

Our objective is to be the leading global provider of supply chain management solutions. Key elements of our strategy include:

- *Further Penetrate Our Current Market.* We believe the global supply chain management market is underpenetrated and, as the supply chain ecosystem becomes more complex and geographically dispersed, the demand for supply chain management solutions will increase, especially among small- and medium-sized businesses. We intend to continue leveraging our relationships with customers and their trading partners to obtain new sales leads.
- *Increase Revenues from Our Customer Base.* We believe our overall customer satisfaction is strong and will lead our customers to further utilize our current solutions as their businesses grow, generating additional revenues for us. We also expect to introduce new solutions to sell to our customers. We believe our position as the incumbent supply chain management solution provider to our customers, our integration into our recurring revenue customers' business systems and the modular nature of our platform are conducive to deploying additional solutions with customers.
- *Expand Our Distribution Channels.* We intend to grow our business by expanding our network of direct sales representatives to gain new customers. We also believe there are valuable opportunities to promote and sell our solutions through collaboration with other providers.

- *Expand Our International Presence.* We believe our presence in China represents a significant competitive advantage. We plan to increase our international sales efforts to obtain new supplier customers around the world. We intend to leverage our current international presence to increase the number of integrations we have with retailers in foreign markets to make our platform more valuable to suppliers based overseas.
- *Enhance and Expand Our Platform.* We intend to further improve and develop the functionality and features of our platform, including developing new solutions and applications.
- *Selectively Pursue Strategic Acquisitions.* The fragmented nature of our market provides opportunity for selective acquisitions. In 2012, we purchased substantially all of the assets of Edifice Information Management Systems, Inc., a privately-held information services company specializing in the collection, analysis and distribution of point-of-sale data used by retailers and suppliers to improve their supply chain efficiencies. This acquisition increased our point-of-sale analytic offerings, expanded our base of recurring revenue customers and added suppliers to our network. In 2011, we purchased substantially all of the assets of Direct EDI LLC, a privately-held provider of cloud-based integration solutions for electronic data interchange, which expanded our base of recurring revenue customers. To complement and accelerate our internal growth, we may pursue acquisitions of other supply chain management companies to add customers. We plan to evaluate potential acquisitions of other supply chain management companies primarily based on the number of customers and revenue the acquisition would provide relative to the purchase price. We also may pursue acquisitions that allow us to expand into regions where we do not have a significant presence or to offer new functionalities we do not currently provide. We plan to evaluate potential acquisitions to expand into new regions or offer additional functionalities primarily based on the anticipated growth the acquisition would provide, the purchase price and our ability to integrate and operate the acquired business.

Technology, Development and Operations

Technology

We were an early provider of Software-as-a-Service solutions to the supply chain management industry, launching the first version of our platform in 1997. We use commercially available hardware and a combination of proprietary and commercially available software.

The software we license from third parties is typically licensed to us pursuant to a multi-year or perpetual license that includes a multi-year support services agreement with the third party. Our ability to access upgrades to certain software is conditioned upon our continual maintenance of a support services agreement with the third party between the date of the initial license and the date on which we seek or are required to upgrade the software. Although we believe we could replace the software we currently license from third parties with alternative software, doing so could take time, could result in the temporary unavailability of our platform and increase our costs of operations.

Our scalable, on-demand platform treats all customers as logically separate tenants in a central infrastructure. As a result, we spread the cost of delivering our solutions across our customer base. Because we do not manage thousands of distinct applications with their own business logic and database schemes, we believe that we can scale our business faster than traditional software vendors, even those that modified their products to be accessible over the Internet.

Development

Our research and development efforts focus on improving and enhancing our existing solutions, as well as developing new solutions and applications. Because of our multi-tenant architecture, we provide our customers with a single version of our platform, which we believe allows us to maintain relatively low research and development expenses compared to traditional on-premise licensed software solutions that support multiple versions.

Operations

We host production and back-up servers in third-party data centers located in Minnesota and New Jersey. We operate all of the hardware on which our applications run in the data centers.

We have monitoring software that continually checks our platform and key underlying components at regular intervals for availability and performance, ensuring our platform is available and providing adequate response. We also have a technology operations team that provides system provisioning, management, maintenance, monitoring and back-up.

To facilitate high availability, we operate a multi-tiered system configuration with load-balanced web server pools, replicated database servers and fault-tolerant storage devices. Databases leverage third-party features for near real-time replication across sites.

Our Customers

As of December 31, 2012, we had approximately 18,000 recurring revenue customers and over 50,000 total customers. Our primary source of revenue is from small- to mid-sized suppliers in the consumer packaged goods industry. We also generate revenues from other members of the supply chain ecosystem, including retailers, grocers, distributors, third-party logistics providers and other trading partners. No customer represented over 2% of our revenues in 2012, 2011 or 2010.

Competition

Vendors in the supply chain management industry offer solutions through three delivery methods: on demand, traditional on-premise software and managed services.

The market for on-demand supply chain management solutions is fragmented and rapidly evolving. Software-as-a-Service vendors compete directly with each other based on the following:

- breadth of pre-built connections to retailers, third-party logistics providers and other trading partners;
- history of establishing and maintaining reliable integration connections with trading partners;
- reputation of the Software-as-a-Service vendor in the supply chain management industry;
- price;
- specialization in a customer market segment;
- speed and quality with which the Software-as-a-Service vendor can integrate its customers to their trading partners;
- functionality of the Software-as-a-Service solution, such as the ability to integrate the solution with a customer's business systems;
- breadth of complementary supply chain management solutions the Software-as-a-Service vendor offers; and
- training and customer support services provided during and after a customer's initial integration.

We expect to encounter new and increased competition as this market segment consolidates and matures. Consolidation among Software-as-a-Service vendors could create a direct competitor that is able to compete with us more effectively than the numerous, smaller vendors currently offering Software-as-a-Service supply chain management solutions. Increased competition from Software-as-a-Service vendors could reduce our market share, revenues and operating margins or otherwise adversely affect our business.

Software-as-a-Service vendors also compete with traditional on-premise software companies and managed service providers. Traditional on-premise software companies focused on supply chain integration management include Sterling Commerce, a subsidiary of IBM, GXS Corporation, Extol International and Seeburger. These companies offer a "do-it-yourself" approach in which customers purchase, install and manage specialized software, hardware and value-added networks for their supply chain integration needs. This approach requires customers to invest in staff to operate and maintain the software. Traditional on-premise software companies use a single-tenant approach in which information maps to retailers are built for and used by one supplier, as compared to Software-as-a-Service solutions that allow multiple customers to share information maps with a retailer.

Managed service providers focused on the supply chain management market include Sterling Commerce and GXS. These companies combine traditional on-premise software, hardware and value-added networks with professional information technology services to manage these resources. Like traditional on-premise software companies, managed service providers use a single-tenant approach.

Customers of traditional on-premise software companies and managed service providers typically make significant upfront investments in the supply chain management solutions these competitors provide, which can decrease the customers' willingness to abandon their investments in favor of a Software-as-a-Service solution. Software-as-a-Service supply chain management solutions also are at a relatively early stage of development compared to traditional on-premise software and managed service providers. Software-as-a-Service vendors compete with these better established solutions based on total cost of ownership and flexibility. If suppliers do not perceive the benefits of Software-as-a-Service solutions, or if suppliers are unwilling to abandon their investments in other supply chain management solutions, our business and growth may suffer. In addition, many traditional on-premise software companies and managed service providers have larger customer bases and may be better capitalized than we are, which may provide them with an advantage in developing, marketing or servicing solutions that compete with ours.

Intellectual Property and Proprietary Content

We rely on a combination of copyright, trademark and trade secret laws as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation and other proprietary information. We registered the marks Retail Universe, SPSCommerce.net, SPS Commerce, and the SPS Commerce logo in the United States. We do not have any patents but we have one pending patent application. Our trade secrets consist primarily of the software we have developed for our SPSCommerce.net integration center. Our software is also protected under copyright law, but we do not have any registered copyrights.

Employees

As of December 31, 2012, we had 631 employees. We also employ independent contractors to support our operations. We believe that our continued success will depend on our ability to continue to attract and retain skilled technical and sales personnel. We have never had a work stoppage, and none of our employees are represented by a labor union. We believe our relationship with our employees is good.

Company Information

We were originally incorporated as St. Paul Software, Inc., a Minnesota corporation, on January 28, 1987. On May 30, 2001, we reincorporated in Delaware under our current name, SPS Commerce, Inc. Our principal executive offices are located at 333 South Seventh Street, Suite 1000, Minneapolis, Minnesota 55402, and our telephone number is (612) 435-9400. Our website address is *www.spscommerce.com*. Information on our website does not constitute part of this Annual Report on Form 10-K or any other report we file or furnish with the

Securities and Exchange Commission ("SEC"). We provide free access to various reports that we file with or furnish to the SEC through our website as soon as reasonably practicable after they have been filed or furnished. These reports include, but are not limited to, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports. Our SEC reports can be accessed through the investor relations section of our website or through the SEC's website at *www.sec.gov*. Stockholders may also request copies of these documents from:

SPS Commerce, Inc.
Attention: Investor Relations
333 South Seventh Street
Suite 1000
Minneapolis, MN 55402

Executive Officers

Set forth below are the names, ages and titles of the persons serving as our executive officers.

Name	Age	Position
Archie C. Black	50	Chief Executive Officer and President
Kimberly K. Nelson	45	Executive Vice President and Chief Financial Officer
James J. Frome	48	Executive Vice President and Chief Operating Officer

Archie C. Black has served as our President and Chief Executive Officer and a director since 2001. Previously, Mr. Black served as our Senior Vice President and Chief Financial Officer from 1998 to 2001. Prior to joining us, Mr. Black was a Senior Vice President and Chief Financial Officer at Investment Advisors, Inc. in Minneapolis, Minnesota and also spent three years at Price Waterhouse.

Kimberly K. Nelson has served as our Executive Vice President and Chief Financial Officer since November 2007. Prior to joining us, Ms. Nelson served as the Finance Director, Investor Relations for Amazon.com, from June 2005 through November 2007, and as the Finance Director, Worldwide Application for Amazon.com's Technology group, from April 2003 until June 2005. Ms. Nelson also served as Amazon.com's Finance Director, Financial Planning and Analysis from December 2000 until April 2003.

James J. Frome has served as our Executive Vice President and Chief Operating Officer since August 2012. Previously, Mr. Frome served as our Executive Vice President and Chief Strategy Officer, from March 2001 to August 2012, and our Vice President of Marketing, from July 2000 to March 2001. Prior to joining us, Mr. Frome served as a Divisional Vice President of Marketing at Sterling Software, Inc., from 1999 to 2000, and as a Senior Product Manager and Director of Product Management at Information Advantage, Inc., from 1993 to 1999.

Item 1A. *Risk Factors*

Set forth below and elsewhere in this Annual Report on Form 10-K, and in other documents we file with the Securities and Exchange Commission, are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this Annual Report on Form 10-K and in other written and oral communications from time to time. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks. In assessing these risks, you should also refer to the other information contained in this Annual Report on Form 10-K, including our financial statements and related notes.

The market for on-demand supply chain management solutions is at an early stage of development. If this market does not develop or develops more slowly than we expect, our revenues may decline or fail to grow and we may incur operating losses.

We derive, and expect to continue to derive, substantially all of our revenues from providing on-demand supply chain management solutions to suppliers. The market for on-demand supply chain management solutions is in an early stage of development, and it is uncertain whether these solutions will achieve and sustain high levels of demand and market acceptance. Our success will depend on the willingness of suppliers to accept our on-demand supply chain management solutions as an alternative to traditional licensed hardware and software solutions.

Some suppliers may be reluctant or unwilling to use our on-demand supply chain management solutions for a number of reasons, including existing investments in supply chain management technology. Supply chain management functions traditionally have been performed using purchased or licensed hardware and software implemented by each supplier. Because this traditional approach often requires significant initial investments to purchase the necessary technology and to establish systems that comply with retailers' unique requirements, suppliers may be unwilling to abandon their current solutions for our on-demand supply chain management solutions.

Other factors that may limit market acceptance of our on-demand supply chain management solutions include:

- our ability to maintain high levels of customer satisfaction;
- our ability to maintain continuity of service for all users of our platform;
- the price, performance and availability of competing solutions; and
- our ability to assuage suppliers' confidentiality concerns about information stored outside of their controlled computing environments.

If suppliers do not perceive the benefits of our on-demand supply chain management solutions, or if suppliers are unwilling to accept our platform as an alternative to the traditional approach, the market for our solutions might not continue to develop or might develop more slowly than we expect, either of which would significantly adversely affect our revenues and growth prospects.

We do not have long-term contracts with our recurring revenue customers, and our success therefore depends on our ability to maintain a high level of customer satisfaction and a strong reputation in the supply chain management industry.

Our contracts with our recurring revenue customers typically allow the customer to cancel the contract for any reason with 30 days prior notice. Our continued success therefore depends significantly on our ability to meet or exceed our recurring revenue customers' expectations because most recurring revenue customers do not make long-term commitments to use our solutions. In addition, if our reputation in the supply chain management industry is harmed or diminished for any reason, our recurring revenue customers have the ability to terminate their relationship with us on short notice and seek alternative supply chain management solutions. If a significant number of recurring revenue customers seek to terminate their relationship with us, our business, results of operations and financial condition can be adversely affected in a short period of time.

Continued economic weakness and uncertainty could adversely affect our revenue, lengthen our sales cycles and make it difficult for us to forecast operating results accurately.

Our revenues depend significantly on general economic conditions and the health of retailers. Economic weakness and constrained retail spending adversely affected revenue growth rates in late 2008 and similar circumstances may result in slower growth, or reductions, in revenues and gross profits in the future. We have experienced, and may experience in the future, reduced spending in our business due to financial turmoil affecting the U.S. and global economy, and other macroeconomic factors affecting spending behavior. Uncertainty about future economic conditions makes it difficult for us to forecast operating results and to make decisions about future investments. In addition, economic conditions or uncertainty may cause customers and potential customers to reduce or delay technology purchases, including purchases of our solutions. Our sales cycle may lengthen if purchasing decisions are delayed as a result of uncertain information technology or development budgets or contract negotiations become more protracted or difficult as customers institute additional internal approvals for information technology purchases. Delays or reductions in information technology spending could have a material adverse effect on demand for our solutions, and consequently our results of operations, prospects and stock price.

If we are unable to attract new customers, or sell additional solutions, or if our customers do not increase their use of our solutions, our revenue growth and profitability will be adversely affected.

To increase our revenues and achieve and maintain profitability, we must regularly add new customers, sell additional solutions and our customers must increase their use of the solutions for which they currently subscribe. We intend to grow our business by hiring additional sales personnel, developing strategic relationships with resellers, including resellers that incorporate our applications in their offerings, and increasing our marketing activities. If we are unable to hire or retain quality sales personnel, convert companies that have been referred to us by our existing network into paying customers, ensure the effectiveness of our marketing programs, or if our existing or new customers do not perceive our solutions to be of sufficiently high value and quality, we might not be able to increase sales and our operating results will be adversely affected. In addition, we derived more than 85% of our revenues in 2012, and more than 90% of our revenues in 2011 and 2010, from our Trading Partner Integration solution. If we fail to sell our new solutions to existing or new customers, we will not generate anticipated revenues from these solutions, our operating results will suffer and we might be unable to grow our revenues or achieve or maintain profitability.

Our quarterly results of operations may fluctuate in the future, which could result in volatility in our stock price.

Our quarterly revenues and results of operations have varied in the past and may fluctuate as a result of a variety of factors, including the success of our new offerings such as our Trading Partner Intelligence solution. If our quarterly revenues or results of operations fluctuate, the price of our common stock could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including, but not limited to, those listed below and identified throughout this "Risk Factors" section:

- our ability to retain and increase sales to customers and attract new customers, including our ability to maintain and increase our number of recurring revenue customers;
- the timing and success of introductions of new solutions or upgrades by us or our competitors;
- the strength of the economy, in particular as it affects the retail sector;
- changes in our pricing policies or those of our competitors;

- competition, including entry into the industry by new competitors and new offerings by existing competitors;
- the amount and timing of our expenses, including stock-based compensation and expenditures related to expanding our operations, supporting new customers, performing research and development, or introducing new solutions; and
- changes in the payment terms for our solutions.

Due to the foregoing factors, and the other risks discussed in this Annual Report on Form 10-K, you should not rely on comparisons of our results of operations as an indication of our future performance.

We have incurred operating losses in the past and may incur operating losses in the future.

We began operating our supply chain management solution business in 1997. Throughout most of our history, we have experienced net losses and negative cash flows from operations. As of December 31, 2012, we had an accumulated deficit of $47.8 million. We expect our operating expenses to continue to increase in the future as we expand our operations. If our revenues do not continue to grow to offset these increased expenses, we may not be profitable. We cannot assure you that we will be able to maintain profitability. You should not consider recent revenue growth as indicative of our future performance. In fact, in future periods, we may not have any revenue growth, or our revenues could decline.

Our inability to adapt to rapid technological change could impair our ability to remain competitive.

The industry in which we compete is characterized by rapid technological change, frequent introductions of new products and evolving industry standards. Our ability to attract new customers and increase revenues from customers will depend in significant part on our ability to anticipate industry standards and to continue to enhance existing solutions or introduce or acquire new solutions on a timely basis to keep pace with technological developments. The success of any enhancement or new solution depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or solution. Any new solution we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenues. If any of our competitors implements new technologies before we are able to implement them, those competitors may be able to provide more effective solutions than ours at lower prices. Any delay or failure in the introduction of new or enhanced solutions could adversely affect our business, results of operations and financial condition.

We may experience service failures or interruptions due to defects in the hardware, software, infrastructure, third party components or processes that comprise our existing or new solutions, any of which could adversely affect our business.

Technology solutions as complex as ours may contain undetected defects in the hardware, software, infrastructure, third party components or processes that are part of the solutions we provide. If these defects lead to service failures, we could experience delays or lost revenues during the period required to correct the cause of the defects. We cannot be certain that defects will not be found in new solutions or upgraded solutions, resulting in loss of, or delay in, market acceptance, which could have an adverse effect on our business, results of operations and financial condition.

Because customers use our on-demand supply chain management solutions for critical business processes, any defect in our solutions, any disruption to our solutions or any error in execution could cause recurring revenue customers to cancel their contracts with us, prevent potential customers from joining our network and harm our reputation. Although most of our contracts with our customers limit our liability to our customers for these defects, disruptions or errors, we nonetheless could be subject to litigation for actual or alleged losses to our customers' businesses, which may require us to spend significant time and money in litigation or arbitration or to pay significant settlements or damages. We do not currently maintain any warranty reserves. Defending a lawsuit, regardless of its merit, could be costly and divert management's attention and could cause our business to suffer.

The insurers under our existing liability insurance policy could deny coverage of a future claim that results from an error or defect in our technology or a resulting disruption in our solutions, or our existing liability insurance might not be adequate to cover all of the damages and other costs of such a claim. Moreover, we cannot assure you that our current liability insurance coverage will continue to be available to us on acceptable terms or at all. The successful assertion against us of one or more large claims that exceeds our insurance coverage, or the occurrence of changes in our liability insurance policy, including an increase in premiums or imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition and operating results. Even if we succeed in litigation with respect to a claim, we are likely to incur substantial costs and our management's attention will be diverted from our operations.

Interruptions or delays from third-party data centers could impair the delivery of our solutions and our business could suffer.

We use third-party data centers, located in Minnesota and New Jersey, to conduct our operations. All of our solutions reside on hardware that we own and operate in these locations. Our operations depend on the protection of the equipment and information we store in these third-party centers against damage or service interruptions that may be caused by fire, flood, severe storm, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, denial of service attacks, natural disasters, war, criminal act, military action, terrorist attack and other similar events beyond our control. A prolonged service disruption affecting our solutions for any of the foregoing reasons could damage our reputation with current and potential customers, expose us to liability, cause us to lose recurring revenue customers or otherwise adversely affect our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data centers we use.

Our on-demand supply chain management solutions are accessed by a large number of customers at the same time. As we continue to expand the number of our customers and solutions available to our customers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of our third-party data centers to meet our capacity requirements could result in interruptions or delays in our solutions or impede our ability to scale our operations. In the event that our data center arrangements are terminated, or there is a lapse of service or damage to such facilities, we could experience interruptions in our solutions as well as delays and additional expense in arranging new facilities and services.

A failure to protect the integrity and security of our customers' information could expose us to litigation, materially damage our reputation and harm our business, and the costs of preventing such a failure could adversely affect our results of operations.

Our business involves the collection and use of confidential information of our customers and their trading partners. We cannot assure you that our efforts to protect this confidential information will be successful. If any compromise of this information security were to occur, we could be subject to legal claims and government action, experience an adverse effect on our reputation and need to incur significant additional costs to protect against similar information security breaches in the future, each of which could adversely affect our financial condition, results of operations and growth prospects. In addition, because of the critical nature of data security, any perceived breach of our security measures could cause existing or potential customers not to use our solutions and could harm our reputation.

Evolving regulation of the Internet may increase our expenditures related to compliance efforts, which may adversely affect our financial condition.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. We are particularly sensitive to these risks because the Internet is a critical component of our on-demand business model. For example, we believe that increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers' ability to use and share data, potentially reducing demand for solutions accessed via the Internet and restricting our ability to store, process and share data with our clients via the Internet. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

If we fail to protect our intellectual property and proprietary rights adequately, our business could be adversely affected.

We believe that proprietary technology is essential to establishing and maintaining our leadership position. We seek to protect our intellectual property through trade secrets, copyrights, confidentiality, non-compete and nondisclosure agreements, trademarks, domain names and other measures, some of which afford only limited protection. We do not have any patents or registered copyrights. We have one pending patent application. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our technology or to obtain and use information that we regard as proprietary. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar or superior technology or design around our intellectual property. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States. Intellectual property protections may also be unavailable, limited or difficult to enforce in some countries, which could make it easier for competitors to capture market share. Our failure to protect adequately our intellectual property and proprietary rights could adversely affect our business, financial condition and results of operations.

An assertion by a third party that we are infringing its intellectual property could subject us to costly and time-consuming litigation or expensive licenses and our business might be harmed.

The Internet supply chain management and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we seek to extend our solutions, we could be constrained by the intellectual property rights of others.

We might not prevail in any intellectual property infringement litigation given the complex technical issues and inherent uncertainties in such litigation. Defending such claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause development delays, or require us to enter into royalty or licensing agreements. If our solutions violate any third-party proprietary rights, we could be required to withdraw those solutions from the market, re-develop those solutions or seek to obtain licenses from third parties, which might not be available on reasonable terms or at all. Any efforts to re-develop our solutions, obtain licenses from third parties on favorable terms or license a substitute technology might not be successful and, in any case, might substantially increase our costs and harm our business, financial condition and operating results. Withdrawal of any of our solutions from the market might harm our business, financial condition and operating results.

In addition, we incorporate open source software into our platform. Given the nature of open source software, third parties might assert copyright and other intellectual property infringement claims against us based on our use of certain open source software programs. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-develop our solutions or to discontinue sales of our solutions, or to release our proprietary software code under the terms of an open source license, any of which could adversely affect our business.

We rely on third party hardware and software that could take a significant time to replace or upgrade.

We rely on hardware and software licensed from third parties to offer our on-demand supply chain management solutions. This hardware and software, as well as maintenance rights for this hardware and software, may not continue to be available to us on commercially reasonable terms, or at all. If we lose the right to use or upgrade any of these licenses, our customers could experience delays or be unable to access our solutions until we can obtain and integrate equivalent technology. There might not always be commercially reasonable hardware or software alternatives to the third-party hardware and software that we currently license. Any such alternatives could be more difficult or costly to replace than the third-party hardware and software we currently license, and integration of the alternatives into our platform could require significant work and substantial time and resources. Any delays or failures associated with our platform could injure our reputation with customers and potential customers and result in an adverse effect on our business, results of operations and financial condition.

Our new products and changes to existing products could fail to attract or retain users or generate revenue.

Our ability to retain, increase and engage our customers and to increase our revenues will depend heavily on our ability to create successful new products. We may introduce significant changes to our existing products or develop and introduce new and unproven products which include or use technologies with which we have little or no prior development or operating experience. If new or enhanced products fail to engage customers, we may fail to attract or retain customers or to generate sufficient revenues, operating margin, or other value to justify our investments and our business may be adversely affected. In the future, we may invest in new products and initiatives to generate revenue, but there is no guarantee these approaches will be successful. If we are not successful with new approaches to monetization, we may not be able to maintain or grow our revenues as anticipated or recover any associated development costs, and our financial results could be adversely affected.

Our business is dependent on our ability to maintain and scale our technical infrastructure, and any significant disruption in our service could damage our reputation, result in a potential loss of users and engagement, and adversely affect our financial results.

Our reputation and ability to attract, retain and serve our customers is dependent upon the reliable performance of our platform and our underlying technical infrastructure. As our user base and the amount and types of information shared on our platform continue to grow, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy the needs of our users. It is possible that we may fail to effectively scale and grow our technical infrastructure to accommodate these increased demands.

Our software is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our products incorporate software that is highly technical and complex. Our software has contained, and may now or in the future contain, undetected errors, bugs or vulnerabilities. Some errors in our software code may only be discovered after the code has been released. Any errors, bugs or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business and financial results.

Computer malware, viruses, hacking and phishing attacks, and spamming could harm our business and results of operations.

Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry, have occurred on our systems in the past, and may occur on our systems in the future. Because of our significant presence in the retail industry, we believe that we are a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and our ability to retain existing customers and attract new customers.

We may pursue acquisitions and our potential inability to successfully integrate newly acquired companies or businesses could adversely affect our financial results.

We may pursue acquisitions of other companies or their businesses in the future. If we complete acquisitions, we face many risks commonly encountered with growth through acquisitions. These risks include:

- incurring significantly higher than anticipated capital expenditures and operating expenses;
- failing to assimilate the operations and personnel of the acquired company or business;
- disrupting our ongoing business;
- dissipating our management resources;
- failing to maintain uniform standards, controls and policies; and
- impairing relationships with employees and customers as a result of changes in management.

Fully integrating an acquired company or business into our operations may take a significant amount of time. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered with acquisitions. To the extent we do not successfully avoid or overcome the risks or problems related to any acquisitions, including our recent acquisitions of Edifice and Direct EDI, our results of operations and financial condition could be adversely affected. Future acquisitions also could impact our financial position and capital needs, and could cause substantial fluctuations in our quarterly and yearly results of operations. Acquisitions could include significant goodwill and intangible assets, which may result in future impairment charges that would reduce our stated earnings.

Our ability to use our U.S. net operating loss carryforwards might be limited.

As of December 31, 2012, we had net operating loss carryforwards of $56.9 million for U.S. federal tax purposes and $23.9 million of various state net operating loss carryforwards. These loss carryforwards will expire between 2013 and 2032 if not utilized. To the extent these net operating loss carryforwards are available, we intend to use them to reduce the corporate income tax liability associated with our operations. Section 382 of the U.S. Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryforwards that might be used to offset taxable income when a corporation has undergone significant changes in stock ownership. We have performed a Section 382 analysis for the time period from our inception through December 8, 2010. During this time period it was determined that we had six separate ownership changes under Section 382. We have not updated the Section 382 analysis subsequent to December 8, 2010; however, we believe there have not been any events subsequent to that date that would materially impact the analysis. We believe that approximately $17.6 million of federal losses and $13.0 million of state losses will expire unused due to Section 382 limitations. The maximum annual limitation of federal net operating losses under Section 382 is approximately $990,000. This limitation could be further restricted if ownership changes occur in future years. To the extent our use of net operating loss carryforwards is significantly limited, our taxable income could be subject to corporate income tax earlier than it would if we were able to use net operating loss carryforwards, which could result in lower profits.

The markets in which we participate are highly competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.

The markets for supply chain management solutions are increasingly competitive and global. We expect competition to increase in the future both from existing competitors and new companies that may enter our markets. Increased competition could result in pricing pressure, reduced sales, lower margins or the failure of our solutions to achieve or maintain broad market acceptance. We face competition from:

- Software-as-a-Service providers that deliver business-to-business information systems using a multi-tenant approach;
- traditional on-premise software providers; and
- managed service providers that combine traditional on-premise software with professional information technology services.

To remain competitive, we will need to invest continuously in software development, marketing, customer service and support and product delivery infrastructure. However, we cannot assure you that new or established competitors will not offer solutions that are superior to or lower in price than ours. We may not have sufficient resources to continue the investments in all areas of software development and marketing needed to maintain our competitive position. In addition, some of our competitors are better capitalized than us, which may provide them with an advantage in developing, marketing or servicing new solutions. Increased competition could reduce our market share, revenues and operating margins, increase our costs of operations and otherwise adversely affect our business.

Mergers or other strategic transactions involving our competitors could weaken our competitive position, which could harm our operating results.

Our industry is highly fragmented, and we believe it is likely that our existing competitors will continue to consolidate or will be acquired. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with systems integrators, third-party consulting firms or other parties. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure and our loss of market share and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could have a material adverse effect on our business, operating results and financial condition.

If we fail to retain our Chief Executive Officer and other key personnel, our business would be harmed and we might not be able to implement our business plan successfully.

Given the complex nature of the technology on which our business is based and the speed with which such technology advances, our future success is dependent, in large part, upon our ability to attract and retain highly qualified managerial, technical and sales personnel. Competition for talented personnel is intense, and we cannot be certain that we can retain our managerial, technical and sales personnel or that we can attract, assimilate or retain such personnel in the future. Our inability to attract and retain such personnel could have an adverse effect on our business, results of operations and financial condition.

Our continued growth could strain our personnel resources and infrastructure, and if we are unable to implement appropriate controls and procedures to manage our growth, we will not be able to implement our business plan successfully.

We have experienced a period of rapid growth in our headcount and operations. To the extent that we are able to sustain such growth, it will place a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part upon the ability of our senior management to manage this growth effectively. To do so, we must continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business would be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. The additional headcount we are adding will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our growth, we will be unable to execute our business plan.

Our failure to maintain adequate internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 or to prevent or detect material misstatements in our annual or interim financial statements in the future could result in inaccurate financial reporting, or could otherwise harm our business.

Ensuring that we have internal financial and accounting controls and procedures adequate to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we are required to perform annual system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. As previously reported under "Item 4 — Controls and Procedures" in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, our management concluded that our disclosure controls and procedures were not effective as of September 30, 2012 solely because we identified a material weakness in internal control over financial reporting related to modifications of contract information in our recently implemented Enterprise Resource Planning ("ERP") system upgrade. We have remediated this material weakness since the filing of that report; however, there can be no assurance that material weaknesses will not be identified in the future. Furthermore, implementing any appropriate future changes to our internal control over financial reporting may entail substantial costs in order to modify our existing accounting systems, may take a significant period of time to complete and may distract our officers, directors and employees from the operation of our business. If we are not able to comply with the requirements of Section 404 in the future, or if material weaknesses are identified, the market price of our common stock could decline.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies could reduce our ability to compete successfully and adversely affect our results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests and the value of shares of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

- develop and enhance our solutions;
- continue to expand our technology development, sales and marketing organizations;
- hire, train and retain employees; or
- respond to competitive pressures or unanticipated working capital requirements.

Our inability to do any of the foregoing could reduce our ability to compete successfully and adversely affect our results of operations.

Because our long-term success depends, in part, on our ability to expand the sales of our solutions to customers located outside of the United States, our business will be susceptible to risks associated with international operations.

We have limited experience operating in foreign jurisdictions. Customers in countries outside of North America accounted for 2% of our revenues for 2012, 2011 and 2010. We also undertake software development activities in the Ukraine. Our inexperience in operating our business outside of North America increases the risk that our current and any future international expansion efforts will not be successful. Conducting international operations subjects us to new risks that, generally, we have not faced in the United States, including:

- fluctuations in currency exchange rates;
- unexpected changes in foreign regulatory requirements;
- longer accounts receivable payment cycles and difficulties in collecting accounts receivable;
- difficulties in managing and staffing international operations;
- potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings;
- localization of our solutions, including translation into foreign languages and associated expenses;
- the burdens of complying with a wide variety of foreign laws and different legal standards, including laws and regulations related to privacy;
- increased financial accounting and reporting burdens and complexities;
- political, social and economic instability abroad, terrorist attacks and security concerns in general; and
- reduced or varied protection for intellectual property rights in some countries.

The occurrence of any one of these risks could negatively affect our international business and, consequently, our results of operations generally. Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing, acquiring or integrating operations in other countries will produce desired levels of revenues or profitability.

Our stock price may be volatile.

Shares of our common stock were sold in our April 2010 initial public offering at a price of $12.00 per share and, through December 31, 2012, our common stock has traded as high as $41.32 per share and as low as $8.45 per share. An active, liquid and orderly market for our common stock may not develop or be sustained, which could depress the trading price of our common stock. Some of the factors that may cause the market price of our common stock to fluctuate include:

- fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
- fluctuations in our recorded revenue, even during periods of significant sales order activity;
- changes in estimates of our financial results or recommendations by securities analysts;
- failure of any of our solutions to achieve or maintain market acceptance;
- changes in market valuations of similar companies;
- success of competitive products or services;
- changes in our capital structure, such as future issuances of securities or the incurrence of debt;
- announcements by us or our competitors of significant solutions, contracts, acquisitions or strategic alliances;

- regulatory developments in the United States, foreign countries or both;
- litigation involving our company, our general industry or both;
- additions or departures of key personnel;
- investors' general perception of us; and
- changes in general economic, industry and market conditions.

In addition, if the market for software stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Future sales of our common stock by our existing stockholders could cause our stock price to decline.

If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our stockholders might sell shares of our common stock could also depress the market price of our common stock. As of December 31, 2012, we had approximately 1.1 million shares of our common stock issuable under approved equity compensation plans which are covered by effective registration statements.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable.

Provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. These provisions:

- permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as our board may designate, including the right to approve an acquisition or other change in our control;
- provide that the authorized number of directors may be changed by resolution of the board of directors;
- provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
- provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice; and
- do not provide for cumulative voting rights.

In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

We do not intend to declare dividends on our stock in the foreseeable future.

We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, you should not expect to receive dividend income from shares of our common stock.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our corporate headquarters, including our principal administrative, marketing, sales, technical support and research and development facilities, are located in Minneapolis, MN where we lease approximately 94,000 square feet under an agreement that expires on April 30, 2020. Our current lease agreement includes an automatic expansion of space by approximately 24,000 square feet on or about September 1, 2013, as well as a right of first offer to lease certain additional space, and two options to extend the term of the lease for three years at a market rate determined in accordance with the lease.

We also have operations in Parsippany, New Jersey, where we lease approximately 23,000 square feet under an agreement that expires on January 31, 2016.

We believe that our current facilities are suitable and adequate to meet our current needs, and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

Item 3. *Legal Proceedings*

We are not currently subject to any material legal proceedings. From time to time, we may be named as a defendant in legal actions or otherwise be subject to claims arising from our normal business activities. We believe that we have obtained adequate insurance coverage or rights to indemnification in connection with potential legal proceedings that may arise.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information. Our common stock has traded on the Nasdaq Global Market under the symbol "SPSC" since April 22, 2010, the date of our initial public offering. Prior to that time, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported on the Nasdaq Global Market.

	High	Low
Fiscal 2011		
First Quarter	$17.30	$13.59
Second Quarter	$18.50	$13.65
Third Quarter	$18.99	$15.48
Fourth Quarter	$27.89	$15.04
Fiscal 2012		
First Quarter	$28.10	$22.91
Second Quarter	$30.49	$23.09
Third Quarter	$38.59	$28.32
Fourth Quarter	$41.32	$32.08

Stockholders of Record. As of February 22, 2013, we had 96 stockholders of record of our common stock, excluding holders whose stock is held either in nominee name and/or street name brokerage accounts.

Dividends. We have not historically paid dividends on our common stock. We intend to retain our future earnings, if any, to finance the expansion and growth of our business, and we do not expect to pay cash dividends on our common stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any.

Stock Performance Graph and Cumulative Total Return

Notwithstanding any statement to the contrary in any of our previous or future filings with the Securities and Exchange Commission, or SEC, the following information relating to the price performance of our common stock shall not be deemed to be "filed" with the SEC or to be "soliciting material" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and it shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act, except to the extent we specifically incorporate it by reference into such filing.

The graph below compares the cumulative total stockholder return of our common stock with that of the Nasdaq Composite Index and the Nasdaq Computer & Data Processing Index from April 22, 2010 (the date on which our common stock commenced trading on the Nasdaq Global Market) through December 31, 2012. The graph assumes that $100 was invested in shares of our common stock, the Nasdaq Composite Index and the Nasdaq Computer & Data Processing Index at the close of market on April 22, 2010, and that dividends, if any, were reinvested. The comparisons in this graph are based on historical data and are not intended to forecast or be indicative of future performance of our common stock.

Comparison of Cumulative Total Returns of SPS Commerce, Inc., Nasdaq Composite Index and Nasdaq Computer & Data Processing Index

	SPS Commerce	Nasdaq Composite Index	Nasdaq Computer & Data Processing Index
4/22/2010	100.0	100.0	100.0
6/30/2010	85.4	83.9	80.8
9/30/2010	94.3	94.5	95.4
12/31/2010	116.2	106.1	108.3
3/31/2011	114.0	111.5	111.7
6/30/2011	130.8	111.4	110.8
9/30/2011	119.8	97.3	100.3
12/31/2011	190.8	105.2	105.0
3/30/2012	197.6	125.2	120.6
6/29/2012	223.4	119.2	115.7
9/28/2012	282.9	126.8	123.6
12/31/2012	274.0	123.5	119.6



DOLLARS
300
275
250
225
200
175
150
125
100
75
50
SPS Commerce
Nasdaq Composite Index
Nasdaq Computer & Data Processing Index
4/22/2010
6/30/2010
9/30/2010
12/31/2010
3/31/2011
6/30/2011
9/30/2011
12/31/2011
3/30/2012
6/29/2012
9/28/2012
12/31/2012

Unregistered Sales of Equity Securities

On August 6, 2012, we entered into an asset purchase agreement with Edifice Information Management Systems, Inc. ("Edifice") and the parties completed the asset purchase on August 7, 2012. Pursuant to the asset purchase agreement, on August 7, 2012, we issued an aggregate of 347,852 shares of our common stock to Edifice in an unregistered transaction. We did so in reliance upon the exemption contained in Section 4(2) of the Securities Act of 1933, as amended, as a transaction not involving a public offering, and Rule 506 promulgated thereunder, in view of the absence of a general solicitation, the limited number of offerees and purchasers, and the representations and agreements of Edifice in the asset purchase agreement.

Use of Proceeds from Sales of Registered Securities

On April 27, 2010, we completed the initial public offering of our common stock pursuant to our Registration Statement on Form S-1 (File No. 333-163476), which was declared effective by the Securities and Exchange Commission on April 21, 2010. Our initial public offering involved the sale of 4,711,198 shares of common stock at an offering price of $12.00 per share. We issued and sold 3,114,504 shares, including 614,504 shares sold pursuant to the exercise in full of the underwriters' over-allotment option, and the selling stockholders sold 1,596,694 shares. We received proceeds of approximately $33.0 million, after payment of underwriting discounts and commissions and legal, accounting and other fees incurred in connection with the offering. On April 30, 2010, approximately $555,000 of the net proceeds was used to repay principal and interest on certain outstanding equipment loans. On May 18, 2011, we used approximately $10.8 million of the net proceeds for the acquisition of Direct EDI.

On December 8, 2010, we completed an underwritten public offering of 115,000 shares of common stock at an offering price of $12.25 per share and received proceeds of approximately $1.0 million, after payment of underwriting discounts and commissions and legal, accounting and other fees incurred in connection with the offering. The offering was made pursuant to our Registration Statement on Form S-1 (File No. 333-170544), which was declared effective by the Securities and Exchange Commission on December 2, 2010.

On September 11, 2012, we completed an underwritten public offering of 1,840,000 shares of common stock with a price to the public of $33.50 per share. The number of shares we sold in the offering included the underwriters' full exercise of their over-allotment option of 240,000 shares. The shares were offered and sold pursuant to a prospectus supplement dated September 6, 2012 and an accompanying base prospectus dated June 26, 2012, pursuant to our existing shelf registration statement on Form S-3 (File No. 333-182097) that was declared effective by the Securities and Exchange Commission on June 26, 2012. The aggregate sale price for all of the shares sold by us was approximately $61.6 million, resulting in net proceeds to us of approximately $57.8 million after payment of underwriting discounts and commissions and legal, accounting and other fees incurred in connection with the offering. On September 11, 2012, we used approximately $11.0 million of the net proceeds received from this offering to repay in full the borrowings outstanding on our line of credit. The remaining net proceeds were deposited into our checking and money market bank accounts.

We have used and intend to continue to use the remaining net proceeds from these offerings for working capital and other general corporate purposes, which may include the expansion of our content and service offerings and potential acquisitions of businesses, products and technologies. The amounts we actually spend for these purposes may vary significantly and will depend on a number of factors. Accordingly, our management will retain broad discretion in the allocation of the net proceeds from this offering. Pending such uses, we plan to invest the net proceeds in interest-bearing bank accounts and short-term investment grade securities.

There have been no material differences in the actual use of proceeds from our IPO or other public offerings as compared to the planned use of proceeds as described in the applicable final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b).

Stock Repurchases

None.

Item 6. *Selected Financial Data*

The following selected financial data should be read together with our audited financial statements and the related notes and with *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* which are included elsewhere in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of results to be expected for any future period.

The statements of operations data for each of the years ended December 31, 2012, 2011 and 2010; the balance sheet data as of December 31, 2012 and 2011; and the operating data relating to Adjusted EBITDA and non-GAAP income (loss) per diluted share for each of the years ended December 31, 2012, 2011 and 2010 have been derived from our audited annual financial statements which are included in this Annual Report on Form 10-K.

The statements of operations data for the years ended December 31, 2009 and 2008; the balance sheet data as of December 31, 2010, 2009 and 2008; and the operating data relating to Adjusted EBITDA and non-GAAP income (loss) per diluted share for each of the years ended December 31, 2009 and 2008 have been derived from our audited annual financial statements which are not included in this Annual Report on Form 10-K.

Adjusted EBITDA and non-GAAP income (loss) per diluted share are non-GAAP financial measures. We believe that these non-GAAP measures provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and results of operations. Our management uses these non-GAAP measures to compare the company's performance to that of prior periods for trend analyses and planning purposes. Adjusted EBITDA is also used for purposes of determining executive and senior management incentive compensation. These measures are also presented to our board of directors.

These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States. These non-GAAP financial measures exclude significant expenses and income that are required by GAAP to be recorded in the company's financial statements and are subject to inherent limitations. Investors should review the reconciliations of these non-GAAP financial measures to the comparable GAAP financial measures that are included below.

The operating data relating to recurring revenue customers for all periods presented is unaudited and has been derived from our internal records of our operations.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share data)				
Statements of Operations Data					
Revenues	$77,106	$57,969	$44,597	$37,746	$30,697
Cost of revenues(1)	22,040	15,366	12,626	11,715	9,258
Gross profit	55,066	42,603	31,971	26,031	21,439
Operating expenses					
Sales and marketing(1)	30,037	23,836	16,601	13,506	12,493
Research and development(1)	8,166	5,838	4,349	4,305	3,640
General and administrative(1)	13,524	11,151	7,985	6,339	6,716
Amortization of intangible assets(2)	1,767	643	—	—	—
Total operating expenses	53,494	41,468	28,935	24,150	22,849
Income (loss) from operations	1,572	1,135	3,036	1,881	(1,410)
Other income (expense)					
Interest expense	(27)	—	(74)	(270)	(419)
Interest income	46	89	158	—	—
Other income (expense)	(248)	(140)	(144)	(358)	28
Total other expense	(229)	(51)	(60)	(628)	(391)
Income (loss) before income taxes	1,343	1,084	2,976	1,253	(1,801)
Income tax (expense) benefit(3)	(121)	12,619	(92)	(91)	(94)
Net income (loss)	$ 1,222	$13,703	$ 2,884	$ 1,162	$ (1,895)
Net income (loss) per share					
Basic	$ 0.09	$ 1.15	$ 0.36	$ 3.53	$ (6.45)
Diluted	$ 0.09	$ 1.08	$ 0.25	$ 0.13	$ (6.45)
Weighted average common shares outstanding					
Basic	13,056	11,960	8,036	329	294
Diluted	13,910	12,744	11,596	9,268	294

	As of December 31,				
	2012	2011	2010	2009	2008
	(In thousands)				
Balance Sheet Data					
Cash, cash equivalents and short-term investments	$ 66,050	$31,985	$40,473	$ 5,931	$ 3,715
Working capital	77,040	36,773	42,552	4,973	3,995
Total assets	159,201	77,618	57,880	21,919	19,197
Long-term liabilities	9,913	6,599	5,283	5,317	5,950
Total debt(4)	—	—	122	2,694	4,471
Total redeemable convertible preferred stock	—	—	—	65,778	65,964
Total stockholders' equity (deficit)	134,817	59,553	43,508	(60,466)	(61,844)

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Unaudited, adjusted EBITDA in thousands)				
Operating Data					
Adjusted EBITDA(5)	$ 8,997	$ 5,410	$ 5,175	$ 3,206	$ 763
Non-GAAP income (loss) per diluted share(6)	$ 0.41	$ 0.26	$ 0.31	$ 0.17	$ (3.23)
Recurring revenue customers(7)	17,977	16,129	12,399	11,003	10,076

(1) Includes stock-based compensation expense as follows (in thousands):

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Cost of revenues	$ 382	$ 255	$103	$ 53	$ 19
Sales and marketing	895	471	211	91	60
Research and development	140	56	20	4	4
General and administrative	1,338	986	416	80	74
Total	$2,755	$1,768	$750	$228	$157

(2) For 2009 and 2008, amortization of intangible assets was $155,000 and $788,000, respectively, and was included in general and administrative expense. There was no related amortization expense in 2010.

(3) In 2011, we determined it was more-likely-than-not that we would be able to realize a substantial portion of our deferred tax assets and, therefore, we recorded an income tax benefit of $12.8 million for the reversal of the valuation allowance on these deferred tax assets.

(4) Total debt consists of our current and long-term capital lease obligations, current and long-term equipment and term loans, line of credit and interest payable.

(5) EBITDA consists of net income (loss) plus depreciation and amortization, interest expense, interest income and income tax expense (benefit). Adjusted EBITDA consists of EBITDA plus our non-cash, stock-based compensation expense. We use Adjusted EBITDA as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of our capital structure. We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used to measure a company's operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired. The following table provides a reconciliation of net income (loss) to Adjusted EBITDA (in thousands):

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Net income (loss)	$1,222	$ 13,703	$2,884	$1,162	$(1,895)
Depreciation and amortization	4,918	2,647	1,533	1,455	1,988
Interest expense	27	—	74	270	419
Interest income	(46)	(89)	(158)	—	—
Income tax expense (benefit)	121	(12,619)	92	91	94
EBITDA	6,242	3,642	4,425	2,978	606
Stock-based compensation expense	2,755	1,768	750	228	157
Adjusted EBITDA	$8,997	$ 5,410	$5,175	$3,206	$ 763

(6) Non-GAAP income (loss) per share consists of net income (loss) plus non-cash, stock-based compensation expense and amortization expense related to intangible assets minus the deferred tax asset valuation allowance reversal divided by the weighted average number of shares of common stock outstanding during

each period. We believe non-GAAP income (loss) per share is useful to an investor because it is widely used to measure a company's operating performance. The following table provides a reconciliation of net income (loss) to non-GAAP income (loss) per share (in thousands, except per share amounts):

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Net income (loss)	$ 1,222	$ 13,703	$ 2,884	$1,162	$(1,895)
Deferred tax asset valuation allowance reversal	—	(12,802)	—	—	—
Stock-based compensation expense	2,755	1,768	750	228	157
Amortization of intangible assets	1,767	643	—	155	788
Non-GAAP income (loss)	$ 5,744	$ 3,312	$ 3,634	$1,545	$ (950)
Non-GAAP income (loss) per share					
Basic	$ 0.44	$ 0.28	$ 0.45	$ 4.70	$ (3.23)
Diluted	$ 0.41	$ 0.26	$ 0.31	$ 0.17	$ (3.23)
Shares used to compute non-GAAP income (loss) per share					
Basic	13,056	11,960	8,036	329	294
Diluted	13,910	12,744	11,596	9,268	294

(7) This reflects the number of recurring revenue customers at the end of the period. Recurring revenue customers are customers with contracts to pay us monthly fees. A minority portion of our recurring revenue customers consists of separate units within a larger organization. We treat each of these units, which may include divisions, departments, affiliates and franchises, as distinct customers. Our contracts with our recurring revenue customers typically allow the customer to cancel the contract for any reason with 30 days prior notice.

Item 7. *Management's Discussion* and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with the section titled "Selected Financial Data" and our audited financial statements and related notes which are included elsewhere in this Annual Report on Form 10-K. Our actual results could differ materially from those anticipated in the forward-looking statements included in this discussion as a result of certain factors, including, but not limited to, those discussed in "Risk Factors" included elsewhere in this Annual Report on Form 10-K.

Overview

We are a leading provider of on-demand supply chain management solutions, providing integration, collaboration, connectivity, visibility and data analytics to thousands of trading partners worldwide. We provide our solutions through the SPS Commerce platform, a cloud-based software suite that improves the way suppliers, retailers, distributors and other trading partners manage and fulfill orders. We deliver our solutions to our customers over the Internet using a Software-as-a-Service model.

The SPS Commerce platform fundamentally changes how organizations use electronic communication to manage a supply chain by replacing the collection of traditional, custom-built, point-to-point integrations with a "hub-and-spoke" model whereby a single integration to our platform allows an organization to connect seamlessly to our entire network of trading partners.

We plan to grow our business by further penetrating the supply chain management market, increasing revenues from our customers as their businesses grow, expanding our distribution channels, expanding our international presence and developing new solutions and applications. We also intend to selectively pursue acquisitions that will add customers, allow us to expand into new regions or industries or allow us to offer new functionalities.

In August 2012, we purchased substantially all of the assets of Edifice Information Management Systems, Inc. ("Edifice"), a privately-held information services company specializing in the collection, analysis and distribution of point-of-sale data used by retailers and suppliers to improve their supply chain efficiencies. This acquisition increased our point-of-sale analytic offerings, expanded our base of recurring revenue customers and added suppliers to our network. In May 2011, we purchased substantially all of the assets of Direct EDI LLC ("Direct EDI"), a privately-held provider of cloud-based integration solutions for electronic data interchange, which expanded our base of recurring revenue customers. See Note B to our consolidated financial statements included in this Annual Report on Form 10-K for additional information regarding the acquisitions of Edifice and Direct EDI.

For 2012, 2011 and 2010, we generated revenues of $77.1 million, $58.0 million and $44.6 million. Our fiscal quarter ended December 31, 2012 represented our 48th consecutive quarter of increased revenues. Recurring revenues from recurring revenue customers accounted for 88%, 85% and 83% of our total revenues for 2012, 2011 and 2010. No customer represented over 2% of our revenues for 2012, 2011 or 2010.

Key Financial Terms and Metrics

Sources of Revenues

Trading Partner Integration. Our revenues primarily consist of monthly revenues from our customers for our Trading Partner Integration solution. Our revenues for this solution consist of a monthly subscription fee and a transaction-based fee. We also receive set-up fees for initial integration solutions we provide our customers. Most of our customers have contracts with us that may be terminated by the customer by providing 30 days prior notice. Over 85% of our revenues for 2012, and over 90% of our revenues for 2011 and 2010, were derived from Trading Partner Integration.

Trading Partner Enablement. Our Trading Partner Enablement solution helps organizations, typically large retailers, to implement new integrations with trading partners. This solution ranges from Electronic Data Interchange testing and certification to more complex business workflow automation and results in a one-time payment to us.

Trading Partner Intelligence. Our Trading Partner Intelligence solution consists of data analytics applications which allow our customers to improve their visibility across, and analysis of, their supply chains. Through interactive data analysis, our retailer customers improve their visibility into supplier performance and their understanding of product sell-through. Our revenues for this solution primarily consist of a monthly subscription fee.

Other Trading Partner Solutions. The remainder of our revenues is derived from solutions that allow our customers to perform tasks such as barcode labeling or picking-and-packaging information tracking as well as purchases of miscellaneous supplies. These revenues are primarily transaction-based.

Cost of Revenues and Operating Expenses

Overhead Allocation. We allocate overhead expenses such as rent, certain employee benefit costs, office supplies and depreciation of general office assets to cost of revenues and operating expenses categories based on headcount.

Cost of Revenues. Cost of revenues primarily consists of personnel costs such as wages and benefits related to implementation teams, customer support personnel and application support personnel. Cost of revenues also includes our cost of network services, which is primarily data center costs for the locations where we keep the equipment that serves our customers, and connectivity costs that facilitate electronic data transmission between our customers and their trading partners.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of personnel costs for our sales, marketing and product management teams, commissions earned by our sales personnel and marketing costs. In order to grow our business, we will continue to add resources to our sales and marketing efforts over time.

Research and Development Expenses. Research and development expenses consist primarily of personnel costs for development and maintenance of existing solutions. This group also is responsible for enhancing existing solutions and applications as well as internal tools and developing new information maps that integrate our customers to their trading partners in compliance with those trading partners' requirements.

General and Administrative Expenses. General and administrative expenses consist primarily of personnel costs for finance, human resources and internal information technology support, as well as legal, accounting and other fees, such as credit card processing fees.

Other Metrics

Recurring Revenue Customers. As of December 31, 2012, we had approximately 18,000 customers with contracts to pay us monthly fees, which we refer to as recurring revenue customers. We report recurring revenue customers at the end of a period. A minority portion of our recurring revenue customers consists of separate units within a larger organization. We treat each of these units, which may include divisions, departments, affiliates and franchises, as distinct customers.

Average Recurring Revenues Per Recurring Revenue Customer. We calculate average recurring revenues per recurring revenue customer for a period by dividing the recurring revenues from recurring revenue customers for the period by the average of the beginning and ending number of recurring revenue customers for the period.

For interim periods, we annualize this number by multiplying the quotient calculated above by the quotient of 12 divided by the number of months in the period. We anticipate that average recurring revenues per recurring revenue customer will continue to increase as we increase the number of solutions we offer and increase the penetration of those solutions across our customer base.

Recurring Revenue. For 2012, 2011 and 2010, revenues from fixed monthly subscription and transaction-based fees, which we refer to as recurring revenue, accounted for 88%, 85% and 83% of our total revenues. More than 85% of the recurring revenues for 2012, 2011 and 2010 related to our Trading Partner Integration solution. Our revenues are not concentrated with any customer, as no customer represented over 2% of our revenues for 2012, 2011 or 2010.

Non-GAAP Financial Measures. To supplement our financial statements, we also provide investors with Adjusted EBITDA and non-GAAP income (loss) per share, both of which are non-GAAP financial measures. We believe that these non-GAAP measures provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and results of operations. Our management uses these non-GAAP measures to compare the company's performance to that of prior periods for trend analyses and planning purposes. Adjusted EBITDA is also used for purposes of determining executive and senior management incentive compensation. These measures are also presented to our board of directors.

These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States. These non-GAAP financial measures exclude significant expenses and income that are required by GAAP to be recorded in the company's financial statements and are subject to inherent limitations. Investors should review the reconciliations of non-GAAP financial measures to the comparable GAAP financial measures that are included in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based upon our financial statements, which are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that we believe to be reasonable. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in the notes to our financial statements, the following accounting policies involve a greater degree of judgment, complexity and effect on materiality. A critical accounting policy is one that is both material to the presentation of our financial statements and requires us to make difficult, subjective or complex judgments for uncertain matters that could have a material effect on our financial condition and results of operations. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We generate revenues by providing a number of solutions to our customers. These solutions include Trading Partner Integration, Trading Partner Enablement and Trading Partner Intelligence. All of our solutions are hosted applications that allow customers to meet their supply chain management requirements. Sales taxes are presented on a net basis within revenue.

Revenues are recorded in accordance with Staff Accounting Bulletin 104, Revenue Recognition in Financial Statements and Accounting Standards Update ("ASU") 2009-13, Multiple-Deliverable Revenue Arrangements, when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed and determinable, and (4) collectability is probable. If collection is not considered probable, revenues are recognized when the fees are collected

Fees related to our Trading Partner Integration, Trading Partner Enablement and Trading Partner Intelligence solutions consist of two revenue sources: set-up fees and recurring monthly hosting fees. Set-up fees are specific for each connection a customer has with a trading partner and most of our customers have connections with numerous trading partners. All set-up fees and related costs are deferred and recognized ratably over the life of the connection between a customer and the trading partner, which is generally two years. We continue to evaluate the length of these amortization periods as more experience is gained with contract cancellations and technology changes requested by our customers. It is possible that, in the future, the periods over which such subscription set-up fees and costs are amortized may be adjusted. Any such change in estimated expected amortization periods will affect our future results of operations. Set-up fees are nonrefundable upfront fees that do not have standalone value and are not part of the multiple element arrangement. These fees are deferred and recognized over the amortization period as defined above. The recurring monthly fee is comprised of both fixed and transaction based fees that provide standalone value and are recognized as earned.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from our customers' inability to pay us. The provision is based on our historical experience and for specific customers that, in our opinion, are likely to default on our receivables from them. In order to identify these customers, we perform ongoing reviews of all customers that have breached their payment terms, as well as those that have filed for bankruptcy or for whom information has become available indicating a significant risk of non-recoverability. In addition, we have experienced significant growth in the number of our customers, and we have less payment history to rely upon with these customers. We rely on historical trends of bad debt as a percentage of total revenues and apply these percentages to the accounts receivable associated with new customers and evaluate these customers over time. To the extent that our future collections differ from our assumptions based on historical experience, the amount of our bad debt and allowance recorded may be different.

Income Taxes

We account for income taxes using the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent that utilization is not presently more likely than not.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

Stock-Based Compensation

Stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the vesting period of the grant. Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the use of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility. We use the Black-Scholes option pricing model to value our option grants and determine the related compensation expense. The assumptions used in calculating the fair value of stock-based payment awards represent management's best estimates, but the estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. We expect to continue to grant stock-based awards in the future, and to the extent that we do, our actual stock-based compensation expense recognized in future periods will likely increase.

Prior to becoming a public entity, historic volatility was not available for our shares. As a result, we estimated volatility based on a peer group of companies, which collectively provided a reasonable basis for estimating volatility. We intend to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until sufficient information regarding volatility of our share price becomes available or the selected companies are no longer suitable for this purpose.

Significant Factors Used in Determining Fair Value of Our Common Stock

The fair value of the shares of common stock that underlie the stock options we have granted has historically been determined by our audit committee or board of directors based upon information available to it at the time of grant. Because, prior to our initial public offering, there was no public market for our common stock, our audit committee or board of directors determined the fair value of our common stock by utilizing, among other things, recent or contemporaneous valuation information available as of December 31, 2007 and for each quarter end thereafter until we completed our initial public offering on April 22, 2010. The valuation information included reviews of our business and general economic, market and other conditions that could be reasonably evaluated at that time, including our financial results, business agreements, intellectual property and capital structure. The valuation information also included a thorough review of the conditions of the industry in which we operate and the markets that we serve. Our audit committee or board of directors conducted an analysis of the fair market value of our company considering two widely accepted valuation approaches: (1) market approach and (2) income approach. These valuation approaches are based on a number of assumptions, including our future revenues and industry, general economic, market and other conditions that could reasonably be evaluated at the time of the valuation.

Under the market approach, the guideline market multiple methodology was applied, which involved the multiplication of revenues by risk-adjusted multiples. Multiples were determined through an analysis of certain publicly traded companies, which were selected on the basis of operational and economic similarity with our principal business operations. Revenue multiples were calculated for the comparable companies based upon daily trading prices. A comparative risk analysis between our and the public companies formed the basis for the selection of appropriate risk-adjusted multiples for our company. The risk analysis incorporated factors that relate to, among other things, the nature of the industry in which we and other comparable companies are engaged. Under the income approach, we applied the discounted cash flow methodology, which involved estimating the present value of the projected cash flows to be generated from the business and theoretically available to the capital providers of our company. A discount rate was applied to the projected future cash flows to reflect all risks of ownership and the associated risks of realizing the stream of projected cash flows. Since the cash flows were projected over a limited number of years, a terminal value was computed as of the end of the last period of projected cash flows. The terminal value was an estimate of the value of the enterprise on a going concern basis as of that future point in time. Discounting each of the projected future cash flows and the terminal value back to the present and summing the results yielded an indication of value for the enterprise. Our board of directors and audit committee took these two approaches into consideration when establishing the fair value of our common stock.

For the period subsequent to December 31, 2009, and through April 22, 2010, all stock option grants were valued at the price to the public of our common stock for our initial public offering. Subsequent to our initial public offering, all grants have been valued at the closing sale price of our common stock on the Nasdaq Global Market on the date of grant.

Valuation of Goodwill and Purchased Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. Assets acquired may include identifiable intangible assets, such as subscriber relationships, which are recognized separately from goodwill. We engaged a third-party valuation firm to assist us in the determination of the value and useful lives of the purchased intangible assets using certain estimates and assumptions.

We test goodwill for impairment annually at December 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is conducted by comparing the fair value of the net assets with the carrying value of the reporting unit. Fair value is determined using the direct market observation of market price and outstanding equity of the reporting unit at December 31. If the carrying value of the goodwill exceeds the fair value of the reporting unit, goodwill may be impaired. If this occurs, the fair value is then allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of goodwill. This implied fair value is then compared to the carrying amount of goodwill and, if it is less, we would recognize an impairment loss. There has been no impairment of our goodwill to date.

Results of Operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following table presents our results of operations for the periods indicated (dollars in thousands):

	Year Ended December 31,				Change	
	2012		2011			
		% of revenue		% of revenue	$	%
Revenues	$77,106	100.0%	$57,969	100.0%	$ 19,137	33.0%
Cost of revenues	22,040	28.6	15,366	26.5	6,674	43.4
Gross profit	55,066	71.4	42,603	73.5	12,463	29.3
Operating expenses						
Sales and marketing	30,037	39.0	23,836	41.1	6,201	26.0
Research and development	8,166	10.6	5,838	10.1	2,328	39.9
General and administrative	13,524	17.5	11,151	19.2	2,373	21.3
Amortization of intangible assets	1,767	2.3	643	1.1	1,124	174.8
Total operating expenses	53,494	69.4	41,468	71.5	12,026	29.0
Income from operations	1,572	2.0	1,135	2.0	437	38.5
Other income (expense)						
Interest expense	(27)	—	—	—	(27)	*
Interest income	46	0.1	89	0.2	(43)	(48.3)
Other expense	(248)	(0.3)	(140)	(0.2)	(108)	77.1
Total other expense, net	(229)	(0.3)	(51)	(0.1)	(178)	349.0
Income before income taxes	1,343	1.7	1,084	1.9	259	23.9
Income tax benefit (expense)	(121)	(0.2)	12,619	21.8	(12,740)	*
Net income	$ 1,222	1.6	$13,703	23.6	(12,481)	*

Due to rounding, totals may not equal the sum of the line items in the table above

* Percentage is not meaningful

Revenues. Revenues for 2012 increased $19.1 million, or 33%, to $77.1 million from $58.0 million for 2011. Our fiscal quarter ended December 31, 2012 represented our 48th consecutive quarter of increased revenues. The increase in revenues resulted from two primary factors: the increase in recurring revenue customers and the increase in average recurring revenues per recurring revenue customer.

- The number of recurring revenue customers increased 11% to 17,977 at December 31, 2012 from 16,129 at December 31, 2011.
- Average recurring revenues per recurring revenue customer increased 15% to $3,964 for 2012 from $3,440 for 2011. This increase was primarily attributable to increased fees resulting from increased usage of our solutions by our recurring revenue customers and growth in larger customers, including those acquired from Edifice.

Recurring revenues from recurring revenue customers accounted for 88% of our total revenues for 2012, compared to 85% for 2011. We anticipate that the number of recurring revenue customers and the recurring revenues per recurring revenue customer will continue to increase as we increase the number of solutions we offer and increase the penetration of those solutions across our customer base.

Cost of Revenues. Cost of revenues for 2012 increased $6.7 million, or 43%, to $22.0 million from $15.4 million for 2011. The increase in cost of revenues was primarily attributable to increased headcount which resulted in higher personnel costs. Also contributing to the increase were higher expenses for depreciation, network services, stock-based compensation and occupancy. As a percentage of revenues, cost of revenues was 29% for 2012 compared to 27% for 2011. Going forward, we anticipate that cost of revenues will increase in absolute dollars as we continue to expand our business.

Sales and Marketing Expenses. Sales and marketing expenses for 2012 increased $6.2 million, or 26%, to $30.0 million from $23.8 million for 2011. The increase in sales and marketing expenses was primarily due to increased headcount, which resulted in higher personnel costs, as well as increased commissions earned by sales personnel from new business. We also had increased expenses for marketing, stock-based compensation and depreciation in 2012, as compared to 2011. As a percentage of revenues, sales and marketing expenses were 39% for 2012 compared to 41% for 2011. As we expand our business, we will continue to add resources to our sales and marketing efforts over time, and we expect that these expenses will continue to increase in absolute dollars.

Research and Development Expenses. Research and development expenses for 2012 were $8.1 million, an increase of $2.3 million, or 40%, from $5.8 million for 2011. The increase in research and development expenses was primarily due to increased headcount, which resulted in higher personnel costs. Depreciation expense also increased in 2012 compared to 2011. As a percentage of revenues, research and development expenses were 11% for 2012 and 10% for 2011. As we enhance and expand our solutions and applications, we expect that research and development expenses will continue to increase in absolute dollars.

General and Administrative Expenses. For 2012, general and administrative expenses increased $2.4 million, or 21%, to $13.5 million from $11.2 million for 2011. The increase in general and administrative expenses was due to increased headcount, which resulted in higher personnel costs, as well as increased expenses for stock-based compensation, accounting, credit card processing, software maintenance and depreciation. As a percentage of revenues, general and administrative expenses were 18% for 2012, compared to 19% for 2011. Going forward, we expect that general and administrative expenses will continue to increase in absolute dollars as we expand our business.

Other Income (Expense). Interest expense was $27,000 for 2012. There was no interest expense for 2011. Interest income was $46,000 for 2012, compared to $89,000 for 2011. Other expense was $248,000 for 2012 and $140,000 for 2011. The increase in other expense was due primarily to higher franchise taxes in 2012.

Income Tax Benefit (Expense). For 2012, we recorded income tax expense of $121,000. Our provision for income taxes included current state and foreign income taxes as well as deferred federal and state income taxes. Our tax provision also included $135,000 of tax benefit related to true-up adjustments for prior years and

$162,000 of tax benefit related to increased state effective tax rates. If these one-time benefits were excluded, our tax expense would have been $418,000. For 2011, we recorded an income tax benefit of $12.6 million, primarily resulting from the reversal of a substantial portion of the valuation allowance on our deferred tax assets. See Note K to our consolidated financial statements, included in this Annual Report on Form 10-K, for additional information regarding our income taxes.

Adjusted EBITDA. Adjusted EBITDA, which is a non-GAAP measure of financial performance, consists of net income plus depreciation and amortization, interest expense, interest income, income tax benefit (expense) and non-cash, stock-based compensation expense. We use Adjusted EBITDA as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of our capital structure. We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used to measure a company's operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired.

The following table provides a reconciliation of net income to Adjusted EBITDA (in thousands):

	Year Ended December 31,	
	2012	**2011**
Net income	$1,222	$ 13,703
Depreciation and amortization	4,918	2,647
Interest expense	27	—
Interest income	(46)	(89)
Income tax (benefit) expense	121	(12,619)
EBITDA	6,242	3,642
Stock-based compensation expense	2,755	1,768
Adjusted EBITDA	$8,997	$ 5,410

Non-GAAP Income per Share. Non-GAAP income per share, which is also a non-GAAP measure of financial performance, consists of net income plus non-cash, stock-based compensation expense and amortization expense related to intangible assets minus the deferred tax valuation allowance reversal divided by the weighted average number of shares of common stock outstanding during each period. We believe non-GAAP income per share is useful to an investor because it is widely used to measure a company's operating performance.

The following table provides a reconciliation of net income to non-GAAP income per share (in thousands, except per share amounts):

	Year Ended December 31,	
	2012	**2011**
Net income	$ 1,222	$ 13,703
Deferred tax asset valuation allowance reversal	—	(12,802)
Stock-based compensation expense	2,755	1,768
Amortization of intangible assets	1,767	643
Non-GAAP income	$ 5,744	$ 3,312
Non-GAAP income per share		
Basic	$ 0.44	$ 0.28
Diluted	$ 0.41	$ 0.26
Shares used to compute non-GAAP income per share		
Basic	13,056	11,960
Diluted	13,910	12,744

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The following table presents our results of operations for the periods indicated (dollars in thousands):

	Year Ended December 31,				Change	
	2011		2010			
		% of revenue		% of revenue	$	%
Revenues	$57,969	100.0%	$44,597	100.0%	$13,372	30.0%
Cost of revenues	15,366	26.5	12,626	28.3	2,740	21.7
Gross profit	42,603	73.5	31,971	71.7	10,632	33.3
Operating expenses						
Sales and marketing	23,836	41.1	16,601	37.2	7,235	43.6
Research and development	5,838	10.1	4,349	9.8	1,489	34.2
General and administrative	11,151	19.2	7,985	17.9	3,166	39.6
Amortization of intangible assets	643	1.1	—	—	643	*
Total operating expenses	41,468	71.5	28,935	64.9	12,533	43.3
Income from operations	1,135	2.0	3,036	6.8	(1,901)	(62.6)
Other income (expense)						
Interest expense	—	—	(74)	(0.2)	74	(100.0)
Interest income	89	0.2	158	0.4	(69)	(43.7)
Other expense	(140)	(0.2)	(144)	(0.3)	4	(2.8)
Total other expense, net	(51)	(0.1)	(60)	(0.1)	9	(15.0)
Income before income taxes	1,084	1.9	2,976	6.7	(1,892)	(63.6)
Income tax benefit (expense)	12,619	21.8	(92)	(0.2)	12,711	*
Net income	$13,703	23.6	$ 2,884	6.5	10,819	*

Due to rounding, totals may not equal the sum of the line items in the table above

* Percentage is not meaningful

Revenues. Revenues for 2011 increased $13.4 million, or 30%, to $58.0 million from $44.6 million for 2010. Our fiscal quarter ended December 31, 2011 represented our 44th consecutive quarter of increased revenues. The increase in revenues resulted primarily from a 30% increase in recurring revenue customers to 16,129 at December 31, 2011 from 12,399 at December 31, 2010, as well as an 8% increase in average recurring revenues per recurring revenue customer to $3,440 from $3,176. The increase in average recurring revenues per recurring revenue customer was primarily attributable to increased fees resulting from increased usage of our solutions by our recurring revenue customers. Recurring revenues from recurring revenue customers accounted for 85% of our total revenues for 2011, compared to 83% for 2010.

Cost of Revenues. Cost of revenues for 2011 increased $2.7 million, or 22%, to $15.4 million from $12.6 million for 2010. The increase in costs was primarily attributable to higher costs of personnel and resale of adapters, as well as increased occupancy, network services, stock-based compensation and depreciation expenses. As a percentage of revenues, cost of revenues was 27% for 2011, compared to 28% for 2010. Increased revenues allowed us to leverage our personnel and infrastructure costs and decrease our cost of revenues as a percentage of total revenues.

Sales and Marketing Expenses. Sales and marketing expenses for 2011 increased $7.2 million, or 44%, to $23.8 million from $16.6 million for 2010. The increase in sales and marketing expenses was due to higher commissions earned by sales personnel from new business, as well as increased personnel and promotional costs in 2011. As a percentage of revenues, sales and marketing expenses were 41% for 2011 and 37% for 2010.

Research and Development Expenses. Research and development expenses for 2011 were $5.8 million, an increase of $1.5 million, or 34%, from $4.3 million for 2010. The increase in research and development expenses was primarily due to higher personnel costs. As a percentage of revenues, research and development expenses were 10% for each of 2011 and 2010.

General and Administrative Expenses. For 2011, general and administrative expenses increased $3.2 million, or 40%, to $11.2 million from $8.0 million for 2010. The increase in general and administrative expenses was due to increased personnel costs as well as increased stock-based compensation, legal, credit card and occupancy expenses. As a percentage of revenues, general and administrative expenses were 19% for 2011, compared to 18% for 2010.

Other Income (Expense). There was no interest expense for 2011, compared to $74,000 for 2010. The decrease in interest expense was due to the repayment of all outstanding indebtedness under our credit facility in 2010. Interest income was $89,000 for 2011, compared to $158,000 for 2010. Other expense was $140,000 for 2011 and $144,000 for 2010.

Income Tax Benefit (Expense). For 2011, we recorded an income tax benefit of $12.6 million, primarily resulting from the reversal of a substantial portion of the valuation allowance on our deferred tax assets. See Note K to our consolidated financial statements, included in this Annual Report on Form 10-K, for additional information regarding income taxes. For 2010, we recorded income tax expense of $92,000. Our provision for income taxes includes estimated federal alternative minimum taxes, state income and franchise taxes, as well as deferred tax expense resulting from the book and tax basis difference in goodwill from a prior asset acquisition.

Adjusted EBITDA. Adjusted EBITDA, which is a non-GAAP measure of financial performance, consists of net income plus depreciation and amortization, interest expense, interest income, income tax benefit (expense) and non-cash, stock-based compensation expense. We use Adjusted EBITDA as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of our capital structure. We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used to measure a company's operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired.

The following table provides a reconciliation of net income to Adjusted EBITDA (in thousands):

	Year Ended December 31,	
	2011	**2010**
Net income	$ 13,703	$2,884
Depreciation and amortization	2,647	1,533
Interest expense	—	74
Interest income	(89)	(158)
Income tax (benefit) expense	(12,619)	92
EBITDA	3,642	4,425
Stock-based compensation expense	1,768	750
Adjusted EBITDA	$ 5,410	$5,175

Non-GAAP Income per Share. Non-GAAP income per share, which is also a non-GAAP measure of financial performance, consists of net income plus non-cash, stock-based compensation expense and amortization expense related to intangible assets minus the deferred tax valuation allowance reversal divided by the weighted average number of shares of common stock outstanding during each period. We believe non-GAAP income per share is useful to an investor because it is widely used to measure a company's operating performance.

The following table provides a reconciliation of net income to non-GAAP income per share (in thousands, except per share amounts):

	Year Ended December 31,	
	2011	2010
Net income	$ 13,703	$ 2,884
Deferred tax asset valuation allowance reversal	(12,802)	—
Stock-based compensation expense	1,768	750
Amortization of intangible assets	643	—
Non-GAAP income	$ 3,312	$ 3,634
Non-GAAP income per share		
Basic	$ 0.28	$ 0.45
Diluted	$ 0.26	$ 0.31
Shares used to compute non-GAAP income per share		
Basic	11,960	8,036
Diluted	12,744	11,596

Liquidity and Capital Resources

At December 31, 2012, our principal sources of liquidity were cash and cash equivalents totaling $66.1 million and accounts receivable, net of allowance for doubtful accounts of $10.9 million compared to cash and cash equivalents of $32.0 million and accounts receivable, net of allowance for doubtful accounts of $8.0 million at December 31, 2011. Our working capital at December 31, 2012 was $77.0 million compared to working capital of $36.8 million at December 31, 2011.

The increase in working capital from December 31, 2011 to December 31, 2012 resulted primarily from the following:

- $34.1 million increase in cash and cash equivalents, resulting from the $57.8 million of net cash received from our September 2012 common stock offering, $6.8 million of cash provided by operations and $2.0 million cash received from the exercise of stock options and net proceeds from our employee stock purchase plan, all reduced by the $26.3 million cash used for the Edifice acquisition in August 2012 and $6.0 million of cash used for capital expenditures;
- $3.0 million increase in net accounts receivable, due to new business in 2012 as well as customers acquired from Edifice;
- $1.6 million increase in deferred costs, current for expenses related to increased implementation resources and commission payments for new business;
- $949,000 increase in deferred income taxes, current primarily related to the increase in the amount of federal net operating loss carryforwards that we expect to utilize in 2013 as compared to 2012;
- $3.7 million increase in prepaid expenses and other current assets, primarily related to the Edifice acquisition and leasehold improvements at our corporate headquarters;
- $446,000 increase in accounts payable, primarily due to timing of payments;
- $920,000 increase in accrued compensation and benefits, due to increased headcount and related increases in salary, vacation and commission accruals; and
- $1.7 million increase in deferred revenue, current due to new business in 2012.

Net Cash Flows from Operating Activities

Net cash provided by operating activities was $6.8 million for 2012 compared to $4.5 million for 2011. The $12.5 million decrease in net income, principally due to the reversal of a substantial portion of the valuation allowance on our deferred tax assets taxes in 2011, was more than offset by the changes in non-cash expenses, including increased depreciation, amortization, and stock-based compensation, and the changes in our working capital accounts discussed above, resulted in the overall increase in net cash provided by operations

Net cash provided by operating activities was $4.5 million for 2011 compared to $4.9 million for 2010. The $10.8 million increase in net income was more than offset by the impact of deferred income taxes, the changes in non-cash expenses, including depreciation, amortization, and stock-based compensation, and the changes in our working capital accounts.

Net Cash Flows from Investing Activities

For 2012, net cash used in investing activities was $32.2 million, including $26.3 million for the acquisition of Edifice and $6.0 million for capital expenditures.

For 2011, net cash used in investing activities was $13.4 million, including $10.8 million for the acquisition of Direct EDI and $2.6 million for capital expenditures.

For 2010, net cash used in investing activities was $1.8 million, all for capital expenditures. In general, our capital expenditures are for supporting our business growth and existing customer base, as well as for our internal use such as equipment for our employees.

Net Cash Flows from Financing Activities

Net cash provided by financing activities was $59.5 million for 2012, and primarily represented $57.8 million of net proceeds from our common stock offering in September 2012 and $2.0 million of cash received from the exercise of employee stock options and net proceeds from our employee stock purchase plan.

Net cash provided by financing activities was $452,000 for 2011, representing cash received from the exercise of stock options offset by payments of capital lease obligations and stock offering costs.

Net cash provided by financing activities was $31.4 million for 2010, representing the approximate $34.0 million of net proceeds from our initial and secondary public offerings slightly offset by $2.6 million of net repayments on our outstanding indebtedness.

Credit Facility

On September 30, 2011, we entered into a revolving credit agreement with JPMorgan Chase Bank, N.A. The revolving credit agreement provides for a $20 million revolving credit facility that we may draw upon from time to time, subject to certain terms and conditions, and will mature on September 30, 2016. Proceeds from the credit facility are anticipated to be used for acquisitions and our capital needs.

Interest on amounts borrowed under the credit facility is based on (i) an Adjusted LIBO Rate (as defined in the revolving credit agreement) plus an applicable margin of 175 to 225 basis points based on our net working capital, or (ii) JPMorgan's prime rate (provided it is not less than the Adjusted One Month LIBO Rate (as defined in the revolving credit agreement)) plus an applicable margin of -25 to 25 basis points based on our net working capital. Interest is payable monthly in arrears. Availability under the credit facility is subject to a borrowing base equal to the sum of 250% of our eligible monthly recurring revenue (as defined in the revolving credit agreement) and all borrowings are due in full no later than the maturity date of the agreement.

The revolving credit agreement contains customary representations, warranties, covenants and events of default, including, but not limited to financial covenants requiring us to maintain a fixed charge coverage ratio of not less than 1.20 to 1.00, cash and cash equivalents of not less than $10 million and a minimum number of recurring revenue customers. If an event of default occurs, among other things, the applicable interest rate is subject to an increase of 2% and all outstanding obligations may become immediately due and payable.

In connection with the August 2012 acquisition of Edifice, we borrowed $11.0 million under our line of credit to fund a portion of the cash paid for the acquisition. On September 11, 2012, this debt was repaid in full with a portion of the proceeds received from the public offering of our common stock on that date.

As of December 31, 2012, there were no borrowings outstanding, approximately $16.8 million was available for borrowings, and we were in compliance with all covenants under the revolving credit agreement.

Adequacy of Capital Resources

Our future capital requirements may vary materially from those now planned and will depend on many factors, including the costs to develop and implement new solutions and applications, the sales and marketing resources needed to further penetrate our market and gain acceptance of new solutions and applications we develop, the expansion of our operations in the United States and internationally and the response of competitors to our solutions and applications. Historically, we have experienced increases in our expenditures consistent with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase as we grow our business.

We believe our cash and cash equivalents and cash flows from our operations will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

During the last three years, inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. Additionally, we are not a party to any derivative contracts or synthetic leases.

Contractual and Commercial Commitment Summary

Our contractual obligations and commercial commitments as of December 31, 2012 are summarized below:

	Payments Due By Period				
Contractual Obligations	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
			(In thousands)		
Operating lease obligations	$10,536	$788	$3,483	$2,773	$3,492

Seasonality

The size and breadth of our customer base mitigates the seasonality of any particular retailer. As a result, our results of operations are not materially affected by seasonality.

Recent Accounting Pronouncements

We have evaluated all recent accounting pronouncements and believe that none of them will have a material effect on our consolidated financial statements.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Interest Rate Sensitivity Risk. For fixed rate debt, interest rate changes affect the fair value of financial instruments but do not impact earnings or cash flows. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant. The principal objectives of our investment activities are to preserve principal, provide liquidity and maximize income consistent with minimizing risk of material loss. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short maturities. We did not have any outstanding debt as of December 31, 2012 and 2011. We therefore do not have any material risk to interest rate fluctuations unless we borrow under our credit facility.

Foreign Currency Exchange Risk. Our results of operations and cash flows are not materially affected by fluctuations in foreign currency exchange rates.

Item 8. *Financial Statements and Supplementary Data*

SPS Commerce, Inc. Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
SPS Commerce, Inc.

We have audited the accompanying consolidated balance sheets of SPS Commerce, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SPS Commerce, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2013 expressed an unqualified opinion thereon.

/S/ GRANT THORNTON LLP

Minneapolis, Minnesota
March 6, 2013

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
SPS Commerce, Inc.

We have audited the internal control over financial reporting of SPS Commerce, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2012, and our report dated March 6, 2013 expressed an unqualified opinion on those financial statements.

/S/ GRANT THORNTON LLP

Minneapolis, Minnesota
March 6, 2013

SPS COMMERCE, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	December 31, 2012	December 31, 2011
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 66,050	$ 31,985
Accounts receivable, less allowance for doubtful accounts of $227 and $222, respectively	10,940	7,958
Deferred costs, current	7,346	5,748
Deferred income taxes, current	1,732	783
Prepaid expenses and other current assets	5,443	1,765
Total current assets	91,511	48,239
PROPERTY AND EQUIPMENT, net	7,670	3,382
GOODWILL	25,487	5,853
INTANGIBLE ASSETS, net	20,240	5,767
OTHER ASSETS		
Deferred costs, net of current portion	3,202	2,510
Deferred income taxes, net of current portion	10,853	11,787
Other non-current assets	238	80
	$159,201	$ 77,618
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 1,857	$ 1,411
Accrued compensation and benefits	6,038	5,118
Accrued expenses and other current liabilities	1,077	1,097
Deferred revenue, current	5,499	3,840
Total current liabilities	14,471	11,466
OTHER LIABILITIES		
Deferred revenue, less current portion	8,312	6,599
Deferred rent	1,601	—
Total liabilities	24,384	18,065
COMMITMENTS and CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock, $0.001 par value; 5,000,000 shares authorized; 0 shares issued and outstanding	—	—
Common stock, $0.001 par value; 55,000,000 shares authorized; 14,812,759 and 12,138,858 shares issued and outstanding, respectively	15	12
Additional paid-in capital	182,645	108,606
Accumulated deficit	(47,843)	(49,065)
Total stockholders' equity	134,817	59,553
	$159,201	$ 77,618

The accompanying notes are an integral part of these consolidated financial statements.

SPS COMMERCE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,		
	2012	2011	2010
Revenues	$77,106	$57,969	$44,597
Cost of revenues	22,040	15,366	12,626
Gross profit	55,066	42,603	31,971
Operating expenses			
Sales and marketing	30,037	23,836	16,601
Research and development	8,166	5,838	4,349
General and administrative	13,524	11,151	7,985
Amortization of intangible assets	1,767	643	—
Total operating expenses	53,494	41,468	28,935
Income from operations	1,572	1,135	3,036
Other income (expense)			
Interest expense	(27)	—	(74)
Interest income	46	89	158
Other expense	(248)	(140)	(144)
Total other expense, net	(229)	(51)	(60)
Income before income taxes	1,343	1,084	2,976
Income tax benefit (expense)	(121)	12,619	(92)
Net income	$ 1,222	$13,703	$ 2,884
Net income per share			
Basic	$ 0.09	$ 1.15	$ 0.36
Diluted	$ 0.09	$ 1.08	$ 0.25
Weighted average common shares used to compute net income per share			
Basic	13,056	11,960	8,036
Diluted	13,910	12,744	11,596

The accompanying notes are an integral part of these consolidated financial statements.

SPS COMMERCE, INC .

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands, except share amounts)

	Redeemable Convertible Preferred Stock							Stockholders' Equity (Deficit)				
	Series A		Series B		Series C			Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Total	Shares	Amount			
Balances, January 1, 2010	1,154,151	$ 37,676	5,688,116	$ 20,658	1,251,559	$ 7,444	$ 65,778	327,113	$—	$ 5,186	$(65,652)	$ (60,466)
Stock-based compensation	—	—	—	—	—	—	—	—	—	750	—	750
Exercise of warrants	—	—	—	—	—	—	—	49,224	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	149,905	—	43	—	43
Conversion of redeemable convertible preferred stock	(1,154,151)	(37,676)	(5,688,116)	(20,658)	(1,251,559)	(7,444)	(65,778)	8,093,826	8	65,770	—	65,778
Conversion of warrants to purchase redeemable convertible preferred stock	—	—	—	—	—	—	—	—	—	596	—	596
Initial public offering, net of costs	—	—	—	—	—	—	—	3,114,504	3	32,899	—	32,902
Secondary stock offering, net of costs	—	—	—	—	—	—	—	115,000	—	1,020	—	1,020
Net income	—	—	—	—	—	—	—	—	—	—	2,884	2,884
Other	—	—	—	—	—	—	—	—	1	—	—	1
Balances, December 31, 2010	—	—	—	—	—	—	—	11,849,572	12	106,264	(62,768)	43,508
Stock-based compensation	—	—	—	—	—	—	—	—	—	1,768	—	1,768
Exercise of stock options	—	—	—	—	—	—	—	289,286	—	621	—	621
Stock offering costs	—	—	—	—	—	—	—	—	—	(108)	—	(108)
Excess tax benefit of stock options exercised	—	—	—	—	—	—	—	—	—	61	—	61
Net income	—	—	—	—	—	—	—	—	—	—	13,703	13,703
Balances, December 31, 2011	—	—	—	—	—	—	—	12,138,858	12	108,606	(49,065)	59,553
Stock-based compensation	—	—	—	—	—	—	—	—	—	2,755	—	2,755
Exercise of stock options	—	—	—	—	—	—	—	468,717	1	1,563	—	1,564
Excess tax benefit of stock options exercised	—	—	—	—	—	—	—	—	—	72	—	72
Employee stock purchase plan	—	—	—	—	—	—	—	17,332	—	448	—	448
Stock issued for acquisition	—	—	—	—	—	—	—	347,852	—	11,395	—	11,395
Stock offering, net of costs	—	—	—	—	—	—	—	1,840,000	2	57,806	—	57,808
Net income	—	—	—	—	—	—	—	—	—	—	1,222	1,222
Balances, December 31, 2012	—	$ —	—	$ —	—	$ —	$ —	14,812,759	$15	$182,645	$(47,843)	$134,817

The accompanying notes are an integral part of these consolidated financial statements.

SPS COMMERCE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities			
Net income	$ 1,222	$ 13,703	$ 2,884
Reconciliation of net income to net cash provided by operating activities			
Deferred income taxes	(15)	(12,708)	—
Depreciation and amortization of property and equipment	3,151	2,004	1,533
Amortization of intangible assets	1,767	643	—
Provision for doubtful accounts	383	425	274
Stock-based compensation	2,755	1,768	750
Change in carrying value of preferred stock warrants	—	—	27
Other	—	—	1
Changes in assets and liabilities, net of effect of acquisitions			
Accounts receivable	(2,067)	(2,810)	(1,081)
Deferred costs	(2,290)	(1,595)	(919)
Pre paid expenses and other current assets	(3,534)	(882)	567
Other assets	(42)	(10)	(17)
Accounts payable	446	413	(347)
Accrued compensation and benefits	920	1,541	572
Accrued expenses and other current liabilities	1,582	140	(480)
Deferred revenue	2,551	1,853	1,155
Net cash provided by operating activities	6,829	4,485	4,919
Cash flows from investing activities			
Business acquisitions, net of cash acquired	(26,262)	(10,841)	—
Purchases of property and equipment	(5,983)	(2,584)	(1,772)
Net cash used in investing activities	(32,245)	(13,425)	(1,772)
Cash flows from financing activities			
Payments of capital lease obligations	(410)	(122)	(338)
Borrowings on line of credit	11,000	—	4,450
Payments on line of credit	(11,000)	—	(5,950)
Payments on equipment loans	—	—	(732)
Net proceeds from initial public offering	—	—	32,902
Net proceeds from secondary stock offerings	57,940	—	1,020
Stock offering costs	(132)	(108)	—
Net proceeds from exercise of options to purchase common stock	1,563	621	43
Excess tax benefit from exercise of options to purchase common stock	72	61	—
Net proceeds from employee stock purchase plan	448	—	—
Net cash provided by financing activities	59,481	452	31,395
Net increase (decrease) in cash and cash equivalents	34,065	(8,488)	34,542
Cash and cash equivalents at beginning of period	31,985	40,473	5,931
Cash and cash equivalents at end of period	$ 66,050	$ 31,985	$40,473
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 27	$ 3	$ 62
Cash paid for income taxes	47	126	95
Noncash financing activities:			
Common stock issued for business acquisition	11,396	—	—

The accompanying notes are an integral part of these consolidated financial statements.

SPS COMMERCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — General

Business Description

We are a leading provider of on-demand supply chain management solutions, providing integration, collaboration, connectivity, visibility and data analytics to thousands of customers worldwide. We provide our solutions through the SPS Commerce platform, a cloud-based software suite that improves the way suppliers, retailers, distributors and other customers manage and fulfill orders. We deliver our solutions to our customers over the Internet using a Software-as-a-Service model and derive the majority of our revenues from thousands of monthly recurring subscriptions from businesses that utilize our solutions.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of SPS Commerce, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Certain reclassifications have been made to present prior year's cash flow statement and footnote information consistently with the current year presentation.

Use of Estimates

Preparing financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Business Combinations

We recognize separately from goodwill the fair value of the assets acquired and the liabilities assumed at the acquisition date. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date amounts of the assets acquired and the liabilities assumed. Assets acquired include tangible and intangible assets. We determine the value and useful lives of purchased intangible assets with the assistance of an independent third-party valuation firm using certain estimates and assumptions.

While we use estimates and assumptions that we believe are reasonable as a part of the purchase price allocation process to accurately value the assets acquired and the liabilities assumed at the acquisition date, they are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of the assets acquired and the liabilities assumed based on new information about facts and circumstances that existed as of the acquisition date. Any such adjustments would be recorded as an offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair values, whichever comes first, any subsequent adjustments would be recorded in our consolidated statements of operations.

Segment Information

We operate in and report on one segment, supply chain management solutions.

Risk and Uncertainties

We rely on hardware and software licensed from third parties to offer our on-demand solutions. Our management believes alternate sources are available; however, disruption or termination of these relationships could adversely affect our operating results in the near term.

Fair Value of Financial Instruments

The carrying amounts of our financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and other accrued expenses, approximates fair value due to their short maturities.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of temporary cash investments in financial institutions in excess of federally insured limits and trade accounts receivable. Temporary cash investments are held with financial institutions that we believe are subject to minimal risk.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities when purchased of less than 90 days.

Accounts Receivable

Accounts receivable are initially recorded upon the sale of solutions to customers. Credit is granted in the normal course of business without collateral. Accounts receivable are stated net of allowances for doubtful accounts, which represent estimated losses resulting from the inability of customers to make the required payments. Accounts that are outstanding longer than the contractual terms are considered past due. When determining the allowances for doubtful accounts, we take several factors into consideration including the overall composition of the accounts receivable aging, our prior history of accounts receivable write-offs, the type of customers and our day-to-day knowledge of specific customers. We write off accounts receivable when they become uncollectible. Changes in the allowances for doubtful accounts are recorded as bad debt expense and are included in general and administrative expense in our consolidated statements of operations.

Property and Equipment

Property and equipment, including assets acquired under capital lease obligations, are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the shorter of the estimated useful lives of the individual assets or the lease term. The estimated useful lives are:

Computer equipment and purchased software: 2 to 5 years

Office equipment and furniture: 5 to 7 years

Leasehold improvements: 2 to 7 years

Significant additions or improvements extending asset lives beyond one year are capitalized, while repairs and maintenance are charged to expense as incurred. The assets and related accumulated depreciation and amortization accounts are adjusted for asset retirements and disposals with the resulting gain or loss included in net income.

Research and Development

Costs incurred to develop software applications used in our on-demand supply chain management solutions may be capitalized. Capitalizable costs consist of (a) certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software and (b) payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the project. These costs generally consist of internal labor during configuration, coding and testing activities. Research and development costs incurred during the preliminary project stage, or costs incurred for data conversion activities, training, maintenance and general and administrative or overhead costs, are expensed as incurred. Costs that cannot be separated between the maintenance of, and relatively minor upgrades and enhancements to, internal-use software are also expensed as incurred. Capitalization begins when (a) the preliminary project stage is complete, (b) management with the relevant authority authorizes and commits to the funding of the software project, (c) it is probable the project will be completed, (d) the software will be used to perform the functions intended, and (e) certain functional and quality standards have been met. Historically, no projects have had material costs beyond the preliminary project stage.

Our research and development efforts during 2012, 2011 and 2010 were primarily maintenance and data conversion activities related to our on-demand supply chain management solutions. As such, we did not capitalize any research and development costs during 2012, 2011 or 2010.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. We test goodwill for impairment annually at December 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is conducted by comparing the fair value of the net assets with the carrying value of the reporting unit. Fair value is determined using the direct market observation of market price and outstanding equity of the reporting unit at December 31. If the carrying value of the goodwill exceeds the fair value of the reporting unit, goodwill may be impaired. If this occurs, the fair value is then allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of goodwill. This implied fair value is then compared to the carrying amount of goodwill and, if it is less, we would recognize an impairment loss. There has been no impairment of our goodwill to date.

Intangible Assets

Assets acquired in business combinations may include identifiable intangible assets such as subscriber relationships and non-competition agreements. We recognize separately from goodwill the fair value of the identifiable intangible assets acquired. We have determined the fair value and useful lives of our purchased intangible assets with the assistance of a third-party valuation firm using certain estimates and assumptions.

The purchased intangible assets are being amortized on a straight-line basis over their estimated useful lives, which is three to nine years for subscriber relationships and two to five years for non-competition agreements. We also have non-competition agreements from a previous acquisition that are amortized on a straight-line basis over the term of the agreements, which begins with the termination of employment of the respective employee(s).

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset at the date it is tested for recoverability, whether in use or under development. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. There has been no impairment of our long-lived assets to date.

Revenue Recognition

We generate revenues by providing a number of solutions to our customers. These solutions include Trading Partner Integration, Trading Partner Enablement and Trading Partner Intelligence. All of our solutions are hosted applications that allow customers to meet their supply chain management requirements. Sales taxes are presented on a net basis within revenue.

Revenues are recorded in accordance with Staff Accounting Bulletin 104, Revenue Recognition in Financial Statements and Accounting Standards Update ("ASU") 2009-13, Multiple-Deliverable Revenue Arrangements, when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed and determinable, and (4) collectability is probable. If collection is not considered probable, revenues are recognized when the fees are collected

Fees related to our Trading Partner Integration, Trading Partner Enablement and Trading Partner Intelligence solutions consist of two revenue sources: set-up fees and recurring monthly hosting fees. Set-up fees are specific for each connection a customer has with a trading partner and most of our customers have connections with numerous trading partners. All set-up fees and related costs are deferred and recognized ratably over the life of the connection between a customer and the trading partner, which is generally two years. We continue to evaluate the length of these amortization periods as more experience is gained with contract cancellations and technology changes requested by our customers. It is possible that, in the future, the periods over which such subscription set-up fees and costs are amortized may be adjusted. Any such change in estimated expected amortization periods will affect our future results of operations. Set-up fees are nonrefundable upfront fees that do not have standalone value and are not part of the multiple element arrangement. These fees are deferred and recognized over the amortization period as defined above. The recurring monthly fee is comprised of both fixed and transaction based fees that provide standalone value and are recognized as earned.

Stock-Based Compensation

We recognize the cost of all share-based payments to employees, including grants of employee stock options, in the financial statements based on the grant date fair value of those awards. This cost is recognized over the period for which an employee is required to provide service in exchange for the award. Benefits associated with tax deductions in excess of recognized compensation expense are reported as a cash flow from financing activities.

We estimate the fair value of options granted using the Black-Scholes option pricing model. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as an adjustment in the period estimates are revised. In valuing share-based awards, significant judgment is required in determining the expected volatility of common stock and the expected term individuals will hold their share-based awards prior to exercising. Expected volatility of the stock is based on a peer group in the industry in which we do business because we do not have sufficient historical volatility data for our own common stock. The expected term of the options is based on the simplified method which does not consider historical or expected employee exercise behavior.

Advertising Costs

Advertising costs are charged to expense as incurred. Advertising costs were approximately $150,000, $93,000 and $94,000 for the years ended December 31, 2012, 2011 and 2010, respectively. Advertising costs are included in sales and marketing expenses in our consolidated statements of operations.

Income Taxes

We account for income taxes using the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent that utilization is not presently more likely than not.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

Net Income Per Share

Basic net income per share has been computed using the weighted average number of shares of common stock outstanding during each period. Diluted net income per share also includes the impact of our outstanding potential common shares, including options, restricted stock units and awards and, for the year ended December 31, 2010, redeemable convertible preferred stock. Potential common shares that are anti-dilutive are excluded from the calculation of diluted net income per share.

Recent Accounting Pronouncements

We have evaluated all recent accounting pronouncements and believe that none of them will have a material effect on our consolidated financial statements.

NOTE B — Business Acquisitions

Edifice

On August 6, 2012, we entered into an asset purchase agreement with Edifice Information Management Systems, Inc. ("Edifice"), a privately-held information services company specializing in the collection, analysis and distribution of point-of-sale data used by retailers and suppliers to improve their supply chain efficiencies. We completed the asset purchase on August 7, 2012. Under the asset purchase agreement, we purchased and acquired substantially all of the assets of Edifice for $26.3 million in cash and 347,852 shares of our common stock. We also assumed certain liabilities of Edifice. This acquisition increased our point-of-sale analytic offerings, expanded our base of recurring revenue customers and added suppliers to our network.

Purchase Price Allocation

We accounted for the acquisition as a business combination. We allocated the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. We engaged a third-party valuation firm to assist us in the determination of the value of the purchased intangible assets. The excess of the purchase price over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. Goodwill is attributed to a trained workforce and other buyer-specific value resulting from expected synergies, including long-term cost savings, which are not included in the fair values of assets. Goodwill will not be amortized; however it is deductible for tax purposes.

During the fourth quarter of 2012, we completed our evaluation of the purchase price allocation and there were no adjustments to the purchase price or net assets acquired.

The purchase price consisted of the following (in thousands):

Cash	$26,275
SPS Commerce, Inc. common stock	11,396
	$37,671

We borrowed $11.0 million under our existing line of credit to fund a portion of the cash paid for the acquisition. The number of shares of our common stock issued for the acquisition was 347,852 shares as calculated according to the terms of the purchase agreement. The fair value of the shares issued was determined using the closing price of our common stock on August 6, 2012.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (in thousands):

Current assets	$ 1,457
Property and equipment	1,456
Goodwill	19,634
Intangible assets	16,240
Other assets	116
Current liabilities	(1,232)
	$37,671

Purchased Intangible Assets

The following table summarizes the estimated fair value of the purchased intangible assets and their estimated useful lives:

Purchased Intangible Assets	Estimated Fair Value (in thousands)	Estimated Life (in years)
Subscriber relationships	$15,980	9
Non-competition agreements	260	5
Total	$16,240	

The purchased intangible assets are being amortized on a straight-line basis over their estimated useful lives. Amortization expense related to these intangible assets was $727,000 for the period from August 7, 2012 through December 31, 2012.

Acquisition-Related Costs and Post-Acquisition Operating Results

Acquisition-related costs were $212,000 and are included in our consolidated statements of operations for the year ended December 31, 2012. The operating results of Edifice have been included in our consolidated financial statements from August 7, 2012, the closing date of the acquisition. For the period from August 7, 2012 through December 31, 2012, approximately $5.0 million of our revenues were derived from Edifice customers. The amount of operating income or loss from Edifice was not separately identifiable due to our integration.

Unaudited Pro Forma Financial Information

The unaudited pro forma financial information in the table below presents the combined operating results of SPS Commerce and Edifice as if the acquisition had occurred on January 1, 2011. The unaudited pro forma information includes the historical operating results of each company and pro forma adjustments for the approximate $1.8 million of annual amortization expense related to purchased intangible assets and the additional impact on the provision or benefit for income taxes, resulting from the combined income and intangible amortization expense, using our statutory blended income tax rate of 36.5%.

	Year Ended December 31,	
(in thousands, except per share data)	2012	2011
Pro forma total revenue	$83,478	$68,543
Pro forma net income	1,055	12,757
Pro forma net income per share		
Basic	0.08	1.04
Diluted	0.07	0.97

The unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the acquisition occurred on January 1, 2011, nor is it necessarily indicative of our results of operations for any future periods.

Direct EDI

On May 17, 2011, we entered into an asset purchase agreement with Direct EDI LLC, a privately-held provider of cloud-based integration solutions for electronic data interchange, and we completed the asset purchase on May 18, 2011. Under the asset purchase agreement, we purchased and acquired substantially all of the assets of Direct EDI for $10.8 million in cash and assumed certain liabilities of Direct EDI. The acquisition of Direct EDI expanded our base of recurring revenue customers.

Purchase Price Allocation

We accounted for the acquisition as a business combination. We allocated the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. We engaged a third-party valuation firm to assist us in the determination of the value of the purchased intangible assets. The excess of the purchase price over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. Goodwill is attributed to a trained workforce and other buyer-specific value resulting from expected synergies, including long-term cost savings that are not included in the fair values of assets. Goodwill will not be amortized; however it is deductible for tax purposes. During the fourth quarter of 2011, we completed our evaluation of the purchase price allocation and recorded a purchase price adjustment of approximately $25,000 related to working capital.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (in thousands):

Current assets	$ 195
Property and equipment	42
Intangible assets	6,120
Goodwill	4,688
Current liabilities	(204)
Total purchase price	$10,841

Purchased Intangible Assets

The following table summarizes the estimated fair value of the purchased intangible assets and their estimated useful lives:

Purchased Intangible Assets	Estimated Fair Value (in thousands)	Estimated Life (in years)
Subscriber relationships	$5,250	7
Non-competition agreements	870	3
Total	$6,120	

The purchased intangible assets are being amortized on a straight-line basis over their estimated useful lives. Amortization expense related to these intangible assets was $1.0 million and $643,000 for the years ended December 31, 2012 and 2011, respectively.

Acquisition-Related Costs and Post-Acquisition Operating Results

Acquisition-related costs were approximately $232,000 and are included in general and administrative expense in our consolidated statements of operations for the year ended December 31, 2011. The operating results of Direct EDI have been included in our consolidated financial statements from May 18, 2011, the closing date of the acquisition. For the year ended December 31, 2011, approximately $2.7 million of our revenues were derived from Direct EDI customers. The amount of operating income or loss from Direct EDI was not separately identifiable due to our integration.

Unaudited Pro Forma Financial Information

The unaudited pro forma financial information in the table below presents the combined operating results of SPS Commerce and Direct EDI as if the acquisition had occurred on January 1, 2010. The unaudited pro forma information includes the historical operating results of each company and certain pro forma adjustments, including annual amortization expense for purchased intangible assets of approximately $1.0 million and additional annual compensation expense of approximately $280,000 related to employment arrangements entered into as part of the acquisition.

(in thousands, except per share data)	Year Ended December 31, 2011	2010
Pro forma total revenue	$59,815	$48,746
Pro forma net income	13,576	2,299
Pro forma net income per share		
Basic	1.14	0.29
Diluted	1.07	0.20

The unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the acquisition occurred on January 1, 2010, nor is it necessarily indicative of our results of operations for any future periods.

NOTE C — Accounts Receivable, net

The allowance for doubtful accounts activity, included in accounts receivable, net, was as follows (in thousands):

	2012	2011	2010
Balances, January 1	$ 222	$ 209	$ 226
Provision for doubtful accounts	383	425	274
Write-offs, net of recoveries	(378)	(412)	(291)
Balances, December 31	$ 227	$ 222	$ 209

NOTE D — Property and Equipment, net

Property and equipment, net included the following (in thousands):

	December 31, 2012	2011
Computer equipment and purchased software	$ 13,154	$ 7,914
Office equipment and furniture	2,975	1,964
Leasehold improvements	1,784	882
	17,913	10,760
Less: accumulated depreciation and amortization	(10,243)	(7,378)
	$ 7,670	$ 3,382

At December 31, 2012 and 2011, property and equipment, net included approximately $59,000 and $26,000, respectively, of assets held at subsidiary and office locations outside of the United States of America.

NOTE E — Goodwill and Intangible Assets, net

The increase in goodwill for the year ended December 31, 2012 was due to the acquisition of Edifice (see Note B).

Intangible assets, net included the following (in thousands):

	December 31,					
	2012			2011		
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Subscriber relationships	$23,160	$(3,850)	$19,310	$7,180	$(2,394)	$4,786
Non-competition agreements	1,710	(780)	930	1,450	(469)	981
	$24,870	$(4,630)	$20,240	$8,630	$(2,863)	$5,767

Amortization expense for intangible assets was $1.8 million, $643,000 and $0 for the years ended December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012, future amortization expense for intangible assets was as follows (in thousands):

2013	$ 2,868
2014	2,688
2015	2,578
2016	2,577
2017	2,557
Thereafter	6,682
	$19,950

The table above does not include amounts related to non-competition agreements where the term of the agreement has not yet started. The term of such agreements, and the related amortization, begins with the termination of employment of the respective employee(s).

NOTE F – Fair Value of Financial Instruments

Fair value represents the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

- Level 1 — quoted prices in active markets for identical assets and liabilities.
- Level 2 — observable inputs other than quoted prices in active markets for identical assets and liabilities.
- Level 3 — unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

We previously had warrants outstanding to purchase 68,201 shares of our Series B redeemable convertible preferred stock. With the completion of our initial public offering in April 2010, these warrants were converted into warrants to purchase common stock and the related liability was transferred to additional paid-in capital in our consolidated balance sheets. See Note I for additional information. The table below presents a reconciliation of these preferred stock warrants, which were measured at fair value on a recurring basis using significant unobservable inputs (Level 3 inputs) (in thousands):

Balance at January 1, 2010	$ 569
Total losses recognized	27
Converted into warrants to purchase common stock and liability transferred to additional paid-in capital	(596)
Balance at December 31, 2010	$ —

NOTE G – Line of Credit

We have a revolving credit agreement with JPMorgan Chase Bank, N.A. which provides for a $20 million revolving credit facility that we may draw upon from time to time, subject to certain terms and conditions, and will mature on September 30, 2016.

Interest on amounts borrowed under the credit facility is based on (i) an Adjusted LIBO Rate (as defined in the revolving credit agreement) plus an applicable margin of 175 to 225 basis points based on our net working capital, or (ii) JPMorgan's prime rate (provided it is not less than the Adjusted One Month LIBO Rate (as defined in the revolving credit agreement)) plus an applicable margin of -25 to 25 basis points based on our net working capital. Interest is payable monthly in arrears. Availability under the credit facility is subject to a borrowing base equal to the sum of 250% of our eligible monthly recurring revenue (as defined in the revolving credit agreement) and all borrowings are due in full no later than the maturity date of the agreement.

The revolving credit agreement contains customary representations, warranties, covenants and events of default, including, but not limited to financial covenants requiring us to maintain a fixed charge coverage ratio of not less than 1.20 to 1.00, cash and cash equivalents of not less than $10 million and a minimum number of recurring revenue customers. If an event of default occurs, among other things, the applicable interest rate is subject to an increase of 2% and all outstanding obligations may become immediately due and payable.

In connection with the acquisition of Edifice (see Note B), we borrowed $11.0 million under our line of credit to fund a portion of the cash paid for the acquisition. On September 11, 2012, this debt was repaid in full with a portion of the proceeds received from our public offering of common stock on that date (see Note I). There were no borrowings under the revolving credit agreement in 2011.

As of December 31, 2012, there were no borrowings outstanding, approximately $16.8 million was available for borrowings, and we were in compliance with all covenants under the revolving credit agreement.

NOTE H – Commitments and Contingencies

Capital Leases

In connection with the acquisition of Edifice (see Note B), we assumed certain capital lease obligations for computer equipment and purchased software. As of September 30, 2012, these leases were fully repaid.

We previously leased certain computer equipment and purchased software under capital leases with an interest rate of 10.75%. These capital lease obligations were fully repaid in 2011.

Operating Leases

We are obligated under non-cancellable operating leases primarily for office space. Rent expense charged to operations was $1.6 million, $963,000 and $684,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

On February 14, 2012, we executed a new lease agreement for our current headquarters location which commenced on November 1, 2012 and expires on April 30, 2020. The lease includes additional square footage upon commencement, an automatic expansion of space on or about September 1, 2013, a right of first offer to lease certain additional space, and two options to extend the term of the lease for three years at a market rate determined in accordance with the lease. There is also a rent holiday from November 2012 to October 2013 which has been incorporated into our deferred rent calculation. In connection with this new lease, we delivered to the landlord cash or an irrevocable letter of credit for approximately $172,000, subject to increase based on square footage expansion, as security for performance of our obligations under the lease.

At December 31, 2012, our future minimum payments under operating leases were as follows (in thousands):

2013	$ 788
2014	1,722
2015	1,761
2016	1,376
2017	1,397
Thereafter	3,492
	$10,536

Management Incentive Agreements

Our board of directors previously approved management incentive agreements that provided for a bonus to be paid to certain executive officers upon a sale of the company. The aggregate bonus was equal to 0.322% of the amount of the purchase price, as defined, exceeding $25 million and less than $65 million. The aggregate bonus under these agreements was limited to $150,000. These management incentive agreements terminated on June 30, 2012 and no expense or liability had previously been recorded relating to these agreements.

Other Contingencies

We may be involved in various claims and legal actions in the normal course of business. Our management believes that the outcome of any such claims and legal actions will not have a significant adverse effect on our financial position, results of operations or cash flows.

NOTE I – Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)

Common Stock Issued

On September 11, 2012, we completed a public stock offering where we issued and sold 1,840,000 shares of common stock, including 240,000 shares sold pursuant to the exercise in full of the underwriters' over-allotment option, at a price to the public of $33.50 per share. We received net proceeds of approximately $57.8 million from this offering after payment of approximately $3.8 million of underwriting discounts and commissions and legal, accounting and other fees incurred in connection with the offering.

On August 7, 2012, in connection with the acquisition of Edifice (see Note B), we issued 347,852 shares of our common stock. The fair value of the shares issued was determined using the closing price of our common stock on August 6, 2012.

On December 3, 2010, we completed a secondary public stock offering of 3,301,926 shares of common stock at an offering price of $12.25 per share. We issued and sold 115,000 shares, including 15,000 shares sold pursuant to the exercise in full of the underwriters' over-allotment option, and the selling stockholders sold 3,186,926 shares. We received proceeds of approximately $1.0 million after payment of underwriting discounts and commissions and legal, accounting and other fees incurred in connection with the offering.

Initial Public Offering

On April 27, 2010, we completed our initial public offering of 4,711,198 shares of common stock at an offering price of $12.00 per share. We issued and sold 3,114,504 shares, including 614,504 shares sold pursuant to the exercise in full of the underwriters' over-allotment option, and the selling stockholders sold 1,596,694 shares. We received proceeds of approximately $33.0 million, after payment of underwriting discounts and commissions and legal, accounting and other fees incurred in connection with the offering. On April 30, 2010, approximately $555,000 of the net proceeds was used to repay principal and interest on certain outstanding equipment loans.

At the close of the initial public offering, our previously outstanding shares of redeemable convertible preferred stock were automatically converted into 8,093,826 shares of common stock and warrants to purchase 68,201 shares of redeemable convertible preferred stock were converted into warrants to purchase 68,201 shares of common stock. Accordingly, the related warrant liability of approximately $596,000 was transferred to additional paid-in capital in our consolidated balance sheet. These common stock warrants were exercised in 2010.

Reverse Stock Split

On April 13, 2010, we effected a 0.267 for 1 reverse stock split in the form of a combination of our outstanding stock. All share and per share amounts in the accompanying financial statements and notes have been retroactively adjusted for all periods presented to give effect to the reverse stock split.

Preferred Stock Warrants

As discussed above, we previously had warrants outstanding to purchase 68,201 shares of our Series B redeemable convertible preferred stock. These warrants had an exercise price of $3.67 per share and expiration dates ranging from May 2011 to February 2016. We classified these outstanding warrants as a liability in our consolidated balance sheets. These warrants were subject to revaluation at each balance sheet date and any change in fair market value was recognized as a component of other income (expense) in our consolidated statements of operations.

Prior to the conversion of the preferred stock warrants into common stock warrants, we recorded other expense of $27,000 for the year ended December 31, 2010 for changes in the fair market value of these warrants.

Redeemable Convertible Preferred Stock

As discussed above, we previously had issued various classes of redeemable convertible preferred stock. The holders of our Series A, B, and C redeemable convertible preferred stock had the option to put their shares back to the company at the liquidation preference value, as defined in the Certificate of Incorporation, in the event of any liquidation, dissolution or winding up of the company, as defined.

None of the Series A, B and C redeemable convertible preferred stock had a mandatory redemption feature. In the event of a liquidation, as defined, the holders of Series C redeemable convertible preferred stock were entitled to receive, prior to and in preference to any distribution of any assets or surplus funds of the company to the holders of Series A and B redeemable convertible preferred stock or common stock, an amount in cash equal to $5.99 per share plus accrued unpaid dividends. After the liquidation payment to Series C redeemable convertible preferred stockholders, the holders of Series B redeemable convertible preferred stock were entitled to receive, prior to and in preference to any distribution of any assets or surplus funds of the company to the holders of Series A redeemable convertible preferred stock or common stock, an amount in cash equal to $3.67

per share plus accrued unpaid dividends. After the liquidation payment of Series B redeemable convertible preferred stockholders, the holders of Series A redeemable convertible preferred stock were entitled to receive, prior to and in preference to any distribution of any assets or surplus funds of the company to the holders of common stock, an amount in cash equal to $8.65 per share plus accrued unpaid dividends. After the liquidation payment to Series A, B and C redeemable convertible preferred stockholders, holders of common stock and Series A, B and C redeemable convertible preferred stock would share pro rata in the remaining assets of the company.

Each share of Series A, B, and C redeemable convertible preferred stock, at the option of the holder, was convertible into common shares at a conversion ratio equal to the conversion value divided by the conversion price. The conversion ratio was 1 to 1 at December 31, 2009. The conversion value and conversion price were initially set in our Fifth Amended and Restated Certificate of Incorporation at $8.65, $3.67 and $5.99 for the Series A, B and C redeemable convertible preferred stock, respectively. The conversion price was subject to adjustment for certain dilutive issuances. We had not issued any dilutive instruments which would adjust the conversion price and, therefore, the conversion value and the conversion price had not changed since they were initially set.

Each share of Series A, B and C redeemable convertible preferred stock were to be automatically and immediately converted into shares of common stock upon the closing of a public offering pursuant to an effective registration statement at the then effective conversion ratio, if the offering price per share was not less than $13.45 and the gross proceeds to the company were at least $20,000,000. Each share of redeemable convertible preferred stock was subject to weighted-average anti-dilution price protection. The holders of the redeemable convertible preferred stock were entitled to dividends only when declared. No dividends had been declared since the issuance of the redeemable convertible preferred stock. The holders of Series A, B and C redeemable convertible preferred stock were generally entitled to vote on all matters submitted to a vote of stockholders, except those required by law to be submitted to a class vote.

NOTE J – Stock-Based Compensation

Our equity compensation plans provide for the grant of incentive and nonqualified stock options, as well as other stock-based awards, to employees, non-employee directors and other consultants who provide services to us. Stock options generally vest over four years and have a contractual term of seven to ten years from the date of grant. Each award exercised results in the issuance of new shares. During 2012, approximately 728,000 additional shares were authorized under our 2010 Equity Incentive Plan as available for grant. At December 31, 2012, there were approximately 1.1 million shares available for grant under approved equity compensation plans.

We recorded non-cash stock-based compensation expense of $2.8 million, $1.8 million and $750,000 for the years ended December 31, 2012, 2011 and 2010, respectively. This expense was allocated as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Cost of revenues	$ 382	$ 255	$103
Operating expenses			
Sales and marketing	895	471	211
Research and development	140	56	20
General and administrative	1,338	986	416
Total stock-based compensation expense	$2,755	$1,768	$750

As of December 31, 2012, there was approximately $5.7 million of unrecognized stock-based compensation expense under our equity compensation plans, which is expected to be recognized on a straight line basis over a weighted average period of approximately 2.7 years.

Stock Options

Our stock option activity was as follows:

	Options (#)	Weighted Average Exercise Price ($/share)
Outstanding at January 1, 2010	1,248,205	$ 1.65
Granted	479,691	11.87
Exercised	(157,056)	0.82
Forfeited	(21,496)	23.92
Outstanding at December 31, 2010	1,549,344	4.59
Granted	431,790	17.04
Exercised	(289,286)	2.15
Forfeited	(22,439)	11.38
Outstanding at December 31, 2011	1,669,409	8.14
Granted	240,831	26.38
Exercised	(468,717)	3.35
Forfeited	(71,382)	19.25
Outstanding at December 31, 2012	1,370,141	12.41

Of the total outstanding options at December 31, 2012, 820,606 were exercisable with a weighted average exercise price of $7.66 per share. The total outstanding options had a weighted average remaining contractual life of 5.4 years.

The fair value of options that vested during the years ended December 31, 2012, 2011 and 2010 was $2.3 million, $1.3 million and $200,000, respectively.

The intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $12.1 million, $4.9 million and $1.7 million, respectively. The intrinsic value of outstanding options at December 31, 2012, 2011 and 2010 was $34.1 million, $29.7 million and $17.4 million, respectively.

The weighted-average fair values per share of options granted during 2012, 2011 and 2010 were $10.43, $8.25 and $5.82, respectively. The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,		
	2012	2011	2010
Weighted-average volatility	46%	45%	46% - 49%
Expected dividend yield	—	—	—
Expected life (in years)	4.75	6.25	6.25
Weighted-average risk-free interest rate	0.61% - 0.82%	1.58% - 3.05%	1.79% - 3.14%

Prior to becoming a public entity in 2010, historic volatility was not available for our shares. As a result, we estimated volatility based on a peer group of companies, which collectively provided a reasonable basis for estimating volatility. We intend to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until sufficient information regarding volatility of our share price becomes available or the selected companies are no longer suitable for this purpose.

We have not issued dividends on our common stock and do not expect to do so in the foreseeable future. The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The estimated pre-vesting forfeiture rate is based on our historical experience. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date.

Restricted Stock Units and Awards

	Units and Awards (#)	Weighted Average Grant Date Fair Value ($/share)
Outstanding at January 1, 2012	—	$ —
Granted	82,203	26.35
Vested	—	—
Forfeited	(8,687)	25.59
Outstanding at December 31, 2012	73,516	26.44

At December 31, 2012, there were 68,241 restricted stock units and 5,275 restricted stock awards outstanding. The restricted stock units vest over a four year period and the restricted stock awards vest over a one year period. Upon vesting, the holder is entitled to receive shares of our common stock.

Employee Stock Purchase Plan

Effective July 1, 2012, we adopted an employee stock purchase plan which allows participating employees to purchase shares of our common stock at a discount through payroll deductions. The plan is available to all employees subject to certain eligibility requirements. Participating employees may purchase common stock, on a voluntary after tax basis, at a price that is the lower of 85% of the fair market value of one share of common stock at the beginning or end of each stock purchase period. The plan consists of two six-month offering periods, beginning on July 1 and January 1 of each calendar year.

The first offering period began on July 1, 2012 and ended on December 31, 2012. During this period, we withheld approximately $448,000 from employees participating in the plan. On December 31, 2012, 17,332 shares were purchased on behalf of the employees participating in the plan.

A total of 1.2 million shares of common stock were originally reserved for issuance under the plan. With the current period purchase, approximately 1.2 million shares were available for future purchases as of December 31, 2012.

For the year ended December 31, 2012, we recorded approximately $148,000 of stock-based compensation expense associated with the employee stock purchase plan. The fair value was estimated based on the market price of our common stock at the beginning of the offering period, which was $30.38 per share, and using the Black-Scholes option pricing model with the following assumptions:

Expected volatility	46.0%
Expected dividend yield	0%
Expected life (in years)	0.50
Risk-free interest rate	0.15%

NOTE K – Income Taxes

The provision (benefit) for income taxes was as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Current			
Federal	$ —	$ —	$41
State	74	89	23
Foreign	63	—	—
Deferred			
Federal	188	(12,282)	26
State	(204)	(426)	2
	$ 121	$(12,619)	$92

For the year ended December 31, 2012, the provision for income taxes included current state and foreign income taxes, as well as deferred federal and state income taxes. It also included one-time tax benefits related to true-up adjustments. If these one-time benefits were excluded, our provision for income taxes would have been $418,000. The provision did not include any benefit for federal research and development tax credits as we are not allowed to consider these credits in our tax rate until they are formally reenacted.

For the year ended December 31, 2011, the benefit for income taxes included the release of a substantial portion of the valuation allowance on our deferred tax assets. The release of the valuation allowance was a non-cash event that indicated we expect the probability is more likely than not that we will generate sufficient future profits to fully utilize our deferred tax assets.

A reconciliation of the provision (benefit) for income taxes to the statutory federal rate was as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Expected federal income tax at statutory rate	$ 459	$ 396	$ 1,013
State income taxes, net of federal tax effect	31	37	75
Tax impact of foreign activity	(8)	55	—
Permanent book/tax differences	23	100	106
Change in valuation allowance	(88)	(1,310)	(6,475)
Release of valuation allowance	—	(12,802)	—
Section 382 limitation	—	415	6,427
Change in state deferred rate	(162)	—	—
Prior year true up	(135)	43	69
AMT expense	—	—	71
General business credit	—	—	(107)
State net operating loss adjustment	—	413	(1,087)
Other	1	34	—
Total provision (benefit) for income taxes	$ 121	$(12,619)	$ 92

As of December 31, 2012 and 2011, we had income tax receivables of $72,000 and $90,000, respectively, which were included in prepaid expenses and other current assets on the consolidated balance sheets.

As of December 31, 2012, we had net operating loss carryforwards of $56.9 million for U.S. federal tax purposes and $23.9 million of various state net operating loss carryforwards. Our net operating loss carryforwards will expire between 2013 and 2032 if not utilized.

Section 382 of the U.S. Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryforwards that might be used to offset taxable income when a corporation has undergone significant changes in stock ownership. We have performed a Section 382 analysis for the time period from our inception through December 8, 2010. During this time period it was determined that we had six separate ownership changes under Section 382. We have not updated the Section 382 analysis subsequent to December 8, 2010; however, we believe there have not been any events subsequent to that date that would materially impact the analysis. We believe that approximately $17.6 million of federal losses and $13.0 million of state losses will expire unused due to Section 382 limitations. The maximum annual limitation of federal net operating losses under Section 382 is approximately $990,000. This limitation could be further restricted if any ownership changes occur in future years.

Our federal and state net operating losses at December 31, 2012 included $17.7 million and $3.4 million, respectively, of income tax deductions in excess of previously recorded tax benefits. Although these additional tax deductions are included in the net operating losses referenced above, the related tax benefit will not be recognized until the deductions reduce our income taxes payable. The tax benefit of these excess deductions will be reflected as a credit to additional paid in capital when recognized. Accordingly, our deferred tax assets are reported net of the excess tax deductions for stock compensation and Section 382 limitations.

Realization of our net operating loss carryforwards and other deferred tax temporary differences are contingent upon future taxable earnings. We assess our ability to realize our deferred tax assets on a regular and periodic basis. This assessment requires estimates and significant judgment. If the estimates of future taxable income vary from actual results, our assessment regarding the realization of our deferred tax assets could change. Future changes in the estimated amount of deferred taxes that are expected to be realized will be reflected in our consolidated financial statements in the period the estimate is changed, with a corresponding adjustment to our operating results.

As of December 31, 2012, we had a valuation allowance against our deferred tax assets of $281,000 related to various state net operating loss and credit carryforwards that we do not expect to utilize.

The significant components of our deferred tax assets (liabilities) were as follows (in thousands):

	December 31,	
	2012	2011
Current		
Current net operating loss and credit carryforwards	$ 1,615	$ 856
Accounts receivable allowance	143	126
Stock-based compensation expense	154	—
Accrued expenses	643	390
Total current deferred tax asset	2,555	1,372
Deferred operations	(784)	(589)
Total current deferred tax liability	(784)	(589)
Valuation allowance	(39)	—
Net current deferred tax asset	$ 1,732	$ 783
Non-current		
Net operating loss and credit carryforwards	$ 6,474	$ 9,342
Deferred operations	2,533	1,413
Stock-based compensation expense	1,332	718
Depreciation and amortization	738	672
Other	18	11
Total non-current deferred tax asset	11,095	12,156
Valuation allowance	(242)	(369)
Net non-current deferred tax asset	$10,853	$11,787

We are subject to income taxes in the U.S. federal and various state and international jurisdictions. We are generally subject to U.S. federal and state tax examinations for all prior tax years due to our net operating loss carryforwards and the utilization of the carryforwards in years still open under statute. As of December 31, 2012, we are not under any income tax audits by tax authorities.

As of December 31, 2012, we do not have any unrecognized tax benefits. It is our practice to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. We do not expect any material changes in our unrecognized tax positions over the next 12 months.

NOTE L – Net Income Per Share

The following table presents the components of the computation of basic and diluted net income per share for the periods indicated (in thousands, except per share amounts):

	Year Ended December 31,		
	2012	2011	2010
Numerator			
Net income	$ 1,222	$13,703	$ 2,884
Denominator			
Weighted average common shares outstanding, basic	13,056	11,960	8,036
Options to purchase common stock	826	784	973
Restricted stock units and awards	26	—	—
Employee stock purchase plan	2	—	—
Redeemable convertible preferred stock	—	—	2,587
Weighted average common shares outstanding, diluted	13,910	12,744	11,596
Net income per share			
Basic	$ 0.09	$ 1.15	$ 0.36
Diluted	$ 0.09	$ 1.08	$ 0.25

For the years ended December 31, 2012, 2011 and 2010, the effect of all outstanding potential common shares was included in the calculation of diluted net income per share.

NOTE M – Employee Benefit Plan

We sponsor a 401(k) retirement savings plan whereby employees are allowed to contribute up to 100% of their salaries and the company will match 25% up to the first 6%. Our matching contributions to the plan, which vest immediately, were $372,000, $287,000 and $241,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE N – Guarantees

We provide limited guarantees to certain customers through service level agreements. These service level agreements are defined in the master agreements with the customer and performance is measured on a monthly basis for the life of the contract. Service level agreements require us to perform at specified levels which would include, but are not limited to, document processing times, data center availability, customer support and issue resolution.

NOTE O – Selected Quarterly Financial Data (Unaudited)

The following table presents our selected unaudited quarterly statements of operations data (in thousands, except per share amounts):

	For the Three Months Ended			
2012	**Mar 31**	**Jun 30**	**Sep 30**	**Dec 31**
Revenues	$16,534	$17,821	$20,267	$22,484
Gross profit	12,086	12,978	14,322	15,680
Income from operations	459	751	138	224
Net income	256	426	174	366
Diluted earnings per share	0.02	0.03	0.01	0.02

	For the Three Months Ended			
2011	**Mar 31**	**Jun 30**	**Sep 30**	**Dec 31**
Revenues	$12,649	$13,937	$15,529	$15,854
Gross profit	9,328	10,187	11,453	11,635
Income (loss) from operations	507	(41)	270	399
Net income (loss)	492	(109)	177	13,143
Diluted earnings (loss) per share	0.04	(0.01)	0.01	1.02

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

We evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012, the end of the period covered by this Annual Report on Form 10-K. This evaluation was done under the supervision and with the participation of management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Disclosure controls and procedures means controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission ("SEC"). Disclosure controls and procedures include, without limitation, controls and procedures designed such that information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our CEO and CFO have concluded that as of December 31, 2012, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed our internal control over financial reporting as of December 31, 2012, based on criteria for effective internal control over financial reporting established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that we maintained effective internal control over financial reporting as of December 31, 2012 based on the specified criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Grant Thornton LLP, our independent registered public accounting firm, as stated in their report, which is included under Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

As previously reported under "Item 4 — Controls and Procedures" in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, our management concluded that our disclosure controls and procedures were not effective as of September 30, 2012 solely because we identified a material weakness in internal control over financial reporting related to modifications of contract information in our recently implemented Enterprise Resource Planning ("ERP") system upgrade.

We have remediated this material weakness since the filing of that report. Specifically, during the quarter ended December 31, 2012, we implemented additional procedures and related review controls to ensure that contract billing masterfile modifications outside of our normal business processes are properly reviewed and approved, including creating a system-generated change log that our management reviews monthly and then can approve these contract billing file modifications.

There were no other changes in our internal control over financial reporting during the most recent fiscal quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this item with respect to executive officers is contained in Item 1 of this Annual Report on Form 10-K under the heading "Executive Officers" and with respect to other information relating to our directors and executive officers will be set forth in our 2013 Proxy Statement under the caption "Item 1 – Election of Directors," which will be filed no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated herein by reference.

The information required by this item under Item 405 of Regulation S-K is incorporated herein by reference to the section titled "Section 16(a) Beneficial Ownership Reporting Compliance" of our 2013 Proxy Statement, which will be filed no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. The information required by this item under Item 407(d)(4) and (d)(5) of Regulation S-K is incorporated herein by reference to the section titled "Information Regarding the Board of Directors and Corporate Governance — Board Committees — Audit Committee" of our 2013 Proxy Statement, which will be filed no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

We have adopted a code of business conduct applicable to our directors, officers (including our principal executive officer and principal financial officer) and employees. The Code of Business Conduct is available on our website at *www.spscommerce.com* under the Investor Relations section. We plan to post on our website at the address described above any future amendments or waivers of our Code of Conduct.

Item 11. ***Executive Compensation***

Information related to security ownership required by this item is incorporated herein by reference to the sections titled "Executive Compensation," and "Certain Relationships and Related Transactions — Compensation Committee Interlocks and Insider Participation" of our 2013 Proxy Statement, which will be filed no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Information related to security ownership required by this item is incorporated herein by reference to the section titled "Security Ownership" of our 2013 Proxy Statement, which will be filed no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. Information related to our equity compensation plans required by this item is incorporated herein by reference to the section titled "Executive Compensation — Outstanding Equity Awards" of our 2013 Proxy Statement, which will be filed no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

Information required by this item is incorporated herein by reference to the sections titled "Certain Relationships and Related Transactions," and "Information Regarding the Board of Directors and Corporate Governance — Director Independence" of our 2013 Proxy Statement, which will be filed no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 14. ***Principal Accounting Fees and Services***

Information required by this item is incorporated herein by reference to the section titled "Audit Committee Report and Payment of Fees to Our Independent Auditor" of our 2013 Proxy Statement, which will be filed no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

The following documents are filed as a part of this Annual Report on Form 10-K:

(a) Financial Statements: The financial statements filed as a part of this report are listed in Part II, Item 8.

(b) Financial Statement Schedules: The schedules are either not applicable or the required information is presented in the consolidated financial statements or notes thereto.

(c) Exhibits: The exhibits incorporated by reference or filed as a part of this Annual Report on Form 10-K are listed in the Exhibit Index immediately following the signatures to this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 6, 2013

SPS COMMERCE, INC.

By: /s/ ARCHIE C. BLACK

Archie C. Black
President and Chief Executive Officer

Each of the undersigned hereby appoints Archie C. Black and Kimberly K. Nelson, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1934, any and all amendments and exhibits to this annual report on Form 10-K and any and all applications, instruments, and other documents to be filed with the Securities and Exchange Commission pertaining to this annual report on Form 10-K or any amendments thereto, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 6, 2013.

Name and Signature	Title
/s/ ARCHIE C. BLACK Archie C. Black	*Chief Executive Officer, President and Director (principal executive officer)*
/s/ KIMBERLY K. NELSON Kimberly K. Nelson	*Executive Vice President and Chief Financial Officer (principal financial and accounting officer)*
/s/ BRADLEY A. CLEVELAND Bradley A. Cleveland	*Director*
/s/ MICHAEL B. GORMAN Michael B. Gorman	*Director*
/s/ MARTIN J. LEESTMA Martin J. Leestma	*Director*
/s/ PHILIP E. SORAN Philip E. Soran	*Director*
/s/ GEORGE H. SPENCER, III George H. Spencer, III	*Director*
/s/ SVEN A. WEHRWEIN Sven A. Wehrwein	*Director*

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated By Reference: Form	File Number	Date of First Filing	Exhibit Number	Filed Herewith
2.1	Asset Purchase Agreement, dated as of May 17, 2011, by and between Direct EDI LLC and the registrant	8-K	001-34702	05/23/2011	2.1	
2.2	Asset Purchase Agreement, dated as of August 6, 2012, by and between Edifice Information Management Systems, Inc. and the registrant	8-K	001-34702	08/07/2012	2.1	
3.1	Amended and Restated Certificate of Incorporation	S-3	333-182097	06/13/2012	4.1	
3.2	Amended and Restated Bylaws	S-1/A	333-163476	03/05/2010	3.2	
4.1	Registration Rights Agreement, as amended	8-K	001-34702	05/06/2011	10.2	
10.1	1999 Equity Incentive Plan**	S-1/A	333-163476	01/11/2010	10.1	
10.2	Form of Option Agreement under 1999 Equity Incentive Plan**	S-1/A	333-163476	01/11/2010	10.2	
10.3	2001 Stock Option Plan**	S-1/A	333-163476	01/11/2010	10.3	
10.4	Form of Incentive Stock Option Agreement under 2001 Stock Option Plan**	S-1/A	333-163476	01/11/2010	10.4	
10.5	Form of Non-Statutory Stock Option Agreement (Director) under 2001 Stock Option Plan**	S-1/A	333-163476	01/11/2010	10.5	
10.6	2010 Equity Incentive Plan**	S-1/A	333-163476	03/05/2010	10.6	
10.7	Form of Incentive Stock Option Agreement under 2010 Equity Incentive Plan**	8-K	001-34702	02/17/2012	10.2	
10.8	Form of Non-Statutory Stock Option Agreement (Employee) under 2010 Equity Incentive Plan**	8-K	001-34702	02/17/2012	10.3	
10.9	Form of Non-Statutory Stock Option Agreement (Director) under 2010 Equity Incentive Plan**	8-K	001-34702	02/17/2012	10.4	
10.10	Form of Restricted Stock Unit Award Agreement under 2010 Equity Incentive Plan**	8-K	001-34702	02/17/2012	10.5	
10.11	2002 Management Incentive Agreement between the Company and Archie C. Black**	S-1/A	333-163476	01/11/2010	10.14	
10.12	2002 Management Incentive Agreement between the Company and James J. Frome**	S-1/A	333-163476	01/11/2010	10.15	

Exhibit Number	Exhibit Description	Incorporated By Reference				Filed Herewith
		Form	File Number	Date of First Filing	Exhibit Number	
10.13	Non-Employee Director Compensation Policy**	S-1/A	333-163476	02/12/2010	10.16	
10.14	Form of Indemnification Agreement for Steve A. Cobb, Michael B. Gorman, and George H. Spencer, III	S-1/A	333-163476	01/11/2010	10.17	
10.15	Form of Indemnification Agreement for Martin J. Leestma, Philip E. Soran and Sven A. Wehrwein	S-1/A	333-163476	01/11/2010	10.18	
10.16	Form of Indemnification Agreement for Archie C. Black**	S-1/A	333-163476	01/11/2010	10.19	
10.17	Employment Agreement between the Company and Archie C. Black**	S-1/A	333-163476	03/05/2010	10.20	
10.18	Form of At-will Confidentiality Agreement Regarding Certain Terms and Conditions of Employment for Kimberly K. Nelson, James J. Frome, Michael J. Gray and David J. Novak, Jr.**	S-1/A	333-163476	03/05/2010	10.21	
10.19	Revolving Credit Agreement, dated as of September 30, 2011, by and between the registrant and JPMorgan Chase Bank, N.A.	8-K	001-34702	10/03/2011	10.1	
10.20	Standard Form Office Lease, dated as of February 14, 2012, by and between the registrant and CSDV-MN Limited Partnership	8-K	001-34702	02/17/2012	10.1	
10.21	Form of Restricted Stock Award Agreement under 2010 Equity Incentive Plan**	10-Q	001-34702	05/08/2012	10.6	
10.22	Separation Agreement between SPS Commerce, Inc. and Michael J. Gray dated November 19, 2012**	8-K	001-34702	11/23/2012	10	
21.1	Subsidiaries of the registrant					X
23.1	Consent of Grant Thornton LLP					X
24.1	Power of Attorney (included on signature page)					X
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) under the Securities Exchange Act of 1934, as amended					X
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) under the Securities Exchange Act of 1934, as amended					X

Exhibit Number	Exhibit Description	Incorporated By Reference				Filed Herewith
		Form	File Number	Date of First Filing	Exhibit Number	
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101	Interactive Data Files Pursuant to Rule 405 of Regulation S-T					X

** Indicates management contract or compensatory plan or arrangement.

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXECUTIVE OFFICERS

Archie Black, Chief Executive Officer and President
Kim Nelson, Executive Vice President and Chief Financial Officer
Jim Frome, Executive Vice President and Chief Operating Officer

BOARD OF DIRECTORS

Archie Black
Brad Cleveland
Michael Gorman
Marty Leestma
Phil Soran
George Spencer
Sven Wehrwein

CORPORATE HEADQUARTERS

333 South Seventh Street, Suite 1000
Minneapolis, MN 55402 USA
Toll-free phone: 866-245-8100

MARKET LISTING

Nasdaq Global Market
Symbol: SPSC

ANNUAL MEETING

Wednesday, May 15, 2013

INDEPENDENT PUBLIC ACCOUNTANTS

Grant Thornton, LLP
500 US Bank Plaza North
200 South Sixth Street
Minneapolis, MN 55402 USA

TRANSFER AGENT & REGISTRAR

Wells Fargo Shareowner Services
1110 Centre Pointe Curve
Suite 101
Mendota Heights, MN 55120 USA
1-800-468-9716
wellsfargo.com/shareownerservices

LEGAL COUNSEL

Faegre Baker Daniels LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3901 USA



SPS COMMERCE

Corporate Headquarters
SPS Commerce
333 South Seventh Street, Suite 1000
Minneapolis, MN 55402 USA

Toll-free: 866-245-8100
P. 612-435-9400

CHINA: +86 10 5639 0888
HONG KONG: +852 2855 6993
LONDON: +0 808 234 3866
AUSTRALIA: +61 2 8211 2707

spscommerce.com